

Notice of 2020 Annual Meeting of Shareholders

Tuesday, February 11, 2020
9:00 a.m., Eastern Time

Dear
Shareholder

H.O. Woltz III
Chairman of the Board
January 3, 2020

"Thank you for your continued support and interest in Insteel Industries Inc."

You are cordially invited to attend the 2020 Annual Meeting of Shareholders of Insteel Industries Inc. to be held February 11, 2020 at 9:00 a.m. Eastern Time. The meeting will take place at the Cross Creek Country Club, 1129 Greenhill Road, Mount Airy, North Carolina.

The attached proxy statement and formal notice of the meeting describe the matters expected to be acted upon at the meeting. We urge you to review these materials carefully and to use this opportunity to take part in the Company's affairs by voting on the matters described in the proxy statement. At the meeting, we will also discuss our operations, fiscal year 2019 financial results and our plans for the future. Our directors and management team will be available to answer any questions you may have. We hope that you will be able to attend.

Your vote is important to us. Whether you plan to attend the meeting or not, please complete the enclosed proxy card and return it as promptly as possible. If you attend the meeting, you may elect to have your shares voted as instructed in the proxy or you may withdraw your proxy at the meeting and vote your shares in person. If you hold shares in "street name" and would like to vote at the meeting, you should follow the instructions provided in the proxy statement.

Thank you for your continued support and interest in Insteel Industries Inc.

Sincerely,



1373 Boggs Drive
Mount Airy, North Carolina 27030
(336) 786-2141

Notice of
Annual Meeting
of Shareholders

FEBRUARY 11, 2020
9:00 a.m., Eastern Time

Cross Creek Country Club
1129 Greenhill Road
Mount Airy, North Carolina 27030

Dear Shareholder:
At our Annual Meeting, we will ask you to:

1. Elect the three nominees named in this proxy statement to the Board of Directors for terms expiring in 2023;

2. Approve an amendment to the 2015 Equity Incentive Plan of Insteel Industries Inc., primarily to authorize an increase in the number of our common shares reserved for issuance thereunder;

3. Approve, on an advisory basis, the compensation of our executive officers;

4. Ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for our fiscal year 2020; and

5. Transact such other business, if any, as may properly be brought before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on December 11, 2019 are entitled to vote at the Annual Meeting and any adjournment or postponement thereof.

Whether or not you plan to attend the meeting and vote your common stock in person, please mark, sign, date and promptly return the enclosed proxy card or voting instruction form in the postage-paid envelope according to the instructions printed on the card. Any proxy may be revoked at any time prior to its exercise by delivery of a later-dated proxy or by properly voting in person at the Annual Meeting.

Enclosed is a copy of our Annual Report for the year ended September 28, 2019, which includes a copy of our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

By Order of the Board of Directors

James F. Petelle
Secretary
January 3, 2020
Mount Airy, North Carolina

Table
of Contents

Proxy Summary

This summary highlights certain information that is described in more detail elsewhere in this proxy statement. This summary does not contain all the information you should consider before voting on the issues at our Annual Meeting, so we ask that you read the entire proxy statement carefully. Page references are provided to help you quickly find further information.

2020 Annual Meeting of Shareholders

Date and Time: February 11, 2020
                                  9:00 a.m. Eastern Time

Place: Cross Creek Country Club
                                  1129 Greenhill Road
                                  Mount Airy, NC 27030

Eligibility to Vote

You can vote at our annual meeting if you were a shareholder of record of our common stock at the close of business on December 11, 2019.

Governance Highlights

We are committed to high standards of corporate governance, and our Board is committed to acting in the long-term best interests of our shareholders. Our Nominating and Governance Committee continually reviews our policies and practices in light of recent trends in corporate governance, but with its primary focus on the long-term interest of shareholders. Below is a summary of our corporate governance highlights with respect to our Board of Directors.

- Six out of our seven directors are independent.
- Our Lead Independent Director leads executive sessions of the independent directors, which are held in conjunction with each regularly scheduled Board Meeting.
- We require that a nominee for director submit a resignation to the Board if he or she fails to receive a majority of the shares voted in an uncontested election.
- We maintain fully independent Audit, Compensation and Nominating and Governance Committees.

- We have share ownership guidelines for directors and executive officers.
- Our directors and executive officers are prohibited from hedging our stock and are required to obtain prior approval of any pledge of our stock.
- We hold annual Board and committee evaluations.
- Our Board participates in annual director education programs.
- We require approval of certain related party transactions and annual Audit Committee review of any such transactions.
- During fiscal 2019, we successfully recruited and appointed a new independent director, who brings to our Board significant experience as a CFO of a large publicly traded supplier of construction related materials.

> **Information about our corporate governance policies and practices can be found at pp. 9-13.**

VOTING MATTERS

Proposal	Vote Required	Board Recommendation
Proposal 1: Election of three nominees to the Board of Directors.	Plurality of Votes Cast*	FOR all nominees
Proposal 2: Approve an amendment of the 2015 Equity Incentive Plan of Insteel Industries Inc.	Majority of the Votes Cast	FOR
Proposal 3: Advisory Vote on the compensation of our executive officers.	Majority of the Votes Cast	FOR
Proposal 4: Ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for fiscal year 2020.	Majority of the Votes Cast	FOR

*   *Although a director will be elected by a plurality of the votes cast, if the director receives less than a majority of the shares voted in an uncontested election (such as this one), the director is required to submit his or her resignation to the Board. See "Board Governance Guidelines" on pp. 11.*

Election of Directors

We typically elect approximately one-third of our directors each year to serve three-year terms. Our Board of Directors currently consists of seven directors. We are seeking shareholder approval for three director nominees: Abney S. Boxley III, Anne M. Lloyd and W. Allen Rogers II, all of whom have been nominated for three-year terms.

> **Information about our director nominees, continuing directors and executive officers can be found at pp. 16-19.**

Approval of an Amendment to the 2015 Equity Incentive Plan

At our 2015 annual meeting, our shareholders approved the 2015 Equity Incentive Plan of Insteel Industries Inc., ("2015 Plan") pursuant to which we may issue 900,000 shares of our common stock, of which only 350,000 shares could be used for "full-value" grants. We are now proposing to amend the 2015 Plan to add an additional 750,000 shares for use thereunder, of which only 250,000 could be used for full-value awards.

Advisory Vote on the Compensation of our Executive Officers

Our executive compensation program emphasizes performance-based compensation, so the amount of compensation paid to our executive officers varies significantly based on our financial performance. We seek primarily to build long-term shareholder value, and therefore, we base the payment of annual cash bonuses on our return on capital, a metric that has been shown to be closely associated with long-term growth in shareholder value. Compensation practices include:

✓ Stock ownership guidelines
✓ Double triggers in our change in control severance agreements
✓ Clawback policy

✓ No significant perquisites
✓ Prohibition of hedging of our shares
✓ Entirely equity-based long-term incentives
✓ Prohibition of stock option repricing

> **Information about our executive compensation program can be found in the "Compensation Discussion and Analysis" at pp. 29-36, and in the compensation tables at pp. 37-44.**

Ratify the Appointment of Grant Thornton LLP as our Independent Public Accounting Firm for Fiscal 2020

> **Information concerning our independent public accounting firm, including the fees we paid to them in our fiscal years 2018 and 2019, and the Report of the Audit Committee, can be found at pp. 47-48.**

Proxy Statement

> **Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on February 11, 2020:**
>
> **The Notice of Annual Meeting of Shareholders, Proxy Statement, Form of Proxy and 2019 Annual Report to the Shareholders are available on our corporate website at http://investor.insteel.com/annuals.cfm.**

This proxy statement is furnished in connection with the solicitation of proxies by our Board of Directors for use at the Annual Meeting of Shareholders (the "Annual Meeting") to be held on February 11, 2020 at 9:00 a.m., Eastern Time, and at any adjournments or postponements of the Annual Meeting. The meeting will take place at the Cross Creek Country Club, 1129 Greenhill Road, Mount Airy, North Carolina. This proxy statement, accompanying proxy card and the 2019 Annual Report, which includes a copy of our Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC"), are first being mailed to our shareholders on or about January 3, 2020.

This proxy statement summarizes certain information you should consider before you vote at the Annual Meeting. However, you do not need to attend the Annual Meeting to vote your shares. If you do not expect to attend or prefer to vote by proxy, you may follow the voting instructions on the enclosed proxy card. In this proxy statement, Insteel Industries Inc. is generally referred to as "we," "our," "us," "Insteel Industries," "Insteel" or "the Company."

The enclosed proxy card indicates the number of shares of Insteel common stock that you own as of the record date of December 11, 2019. In this proxy statement, outstanding shares of Insteel common stock (no par value) are sometimes referred to as the "Shares."

Corporate Governance Guidelines and Board Matters

The Board of Directors

Our bylaws provide that our Board of Directors will have not less than five nor more than 10 directors, with the precise number to be established by resolution of the Board from time to time. Since the addition of Ms. Lloyd to our Board on April 16, 2019, we have seven directors. Our Nominating and Governance Committee annually considers whether the size of the Board is optimal, given its workload, the Committees on which directors serve and the Company's size and complexity.

The Board of Directors oversees our business affairs and monitors the performance of management. In accordance with basic principles of corporate governance, the Board does not involve itself in day-to-day operations. The directors keep themselves informed through discussions with the Chairman, our Lead Independent Director, key executive officers and our principal external advisers (legal counsel, auditors, investment bankers and other consultants), by reading reports and other materials that are sent to them and by participating in Board and committee meetings.

At its meeting on August 25, 2009, the Board of Directors adopted Board Governance Guidelines, which were amended most recently on August 13, 2019. The Board Governance Guidelines are available on our website at http://investor.insteel.com/documents.cfm.

The Board of Directors, at its meeting on November 12, 2019, determined that the following members of the Board, which constitute a majority thereof, each satisfy the definition of "independent director," as that term is defined under the Nasdaq Global Select Market ("Nasdaq") listing standards: Abney S. Boxley, Anne H. Lloyd, W. Allen Rogers, Jon M. Ruth, Joseph A. Rutkowski and G. Kennedy Thompson. Our Chairman and Chief Executive Officer, H.O. Woltz III, is currently our only non-independent director. In addition to considering the objective independence criteria established by Nasdaq, the Board also made a subjective determination as to each of these directors that no transactions, relationships or arrangements exist that, in the opinion of the Board, would interfere with the exercise of the director's independent judgment in carrying out his or her responsibilities as one of our directors. In making these determinations, the Board reviewed information provided by the directors and us with regard to each director's business and personal activities as they may relate to us and our management.

Directors are expected to attend all meetings of the Board of Directors and all meetings of Board committees on which they serve. The independent directors meet in executive session with no members of management present before or after each regularly scheduled meeting (see "Executive Sessions" below). The Board of Directors met four times in fiscal 2019. Each director attended at least 75% of the meetings of the Board and committees on which he or she served during fiscal 2019.

Director Attendance at Annual Meetings

The Board has determined that it is in our best interest for all members of the Board of Directors to attend the Annual Meeting of Shareholders. All members of our Board of Directors attended our 2019 annual meeting.

Committees of the Board

The Audit Committee

The Board has an Audit Committee, which assists the Board in fulfilling its responsibilities to shareholders concerning our accounting, financial reporting and internal controls, and facilitates open communication between the Board, outside auditors and management. The Audit Committee discusses the financial information prepared by management, our internal controls and our audit process with management and with outside auditors. The Audit Committee is charged with the responsibility of selecting our independent registered public accounting firm. The independent registered public accounting firm meets with the Audit Committee (both with and without the presence of management) to review and discuss various matters pertaining to the audit process, including our financial statements, the scope and terms of its work, the results of its year-end audit and quarterly reviews, and its recommendations concerning the financial practices, controls, procedures and policies we employ. The Board has adopted a written charter for the Audit Committee as well as a Pre-Approval Policy regarding all audits, audit-related, tax and other non-audit related services to be performed by the independent registered public accounting firm.

The Audit Committee is a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that consists of Ms. Lloyd and Messrs. Rogers and Thompson. Mr. Rogers served as Chairman of the Audit Committee until December 1, 2018, after which Mr. Thompson served as Chair of the Audit Committee for the balance of fiscal 2019. The Board, at its meeting in November 2019, determined that each of the members of the Audit Committee meets the

definition of "independent director" and satisfies certain audit committee-specific independence requirements under Nasdaq rules and SEC requirements. At the same meeting, the Board also determined that each of Mr. Rogers, Mr. Thompson and Ms. Lloyd qualify as an "Audit Committee Financial Expert" as defined under SEC rules. The Board of Directors has also determined that each of the Audit Committee members is financially literate as such qualification is interpreted in the Board's judgment. The functions of the Audit Committee are further described herein under "Report of the Audit Committee."

The Audit Committee met six times during fiscal 2019, and members of the Audit Committee consulted with management of the Company, the internal auditor and the independent registered public accounting firm at various times throughout the year. The charter for the Audit Committee, as most recently revised November 12, 2019, is available on our website at http://investor.insteel.com/documents.cfm.

The Executive Compensation Committee

The Executive Compensation Committee is responsible for (i) determining appropriate compensation levels for our executive officers, including any employment, severance or change in control arrangements; (ii) evaluating officer and director compensation plans, policies and programs; (iii) reviewing benefit plans for officers and employees; and (iv) producing an annual report on executive compensation for inclusion in the proxy statement.

The Executive Compensation Committee Report is included in this proxy statement. The Executive Compensation Committee also reviews, approves and administers our incentive compensation plans and equity-based compensation plans and has sole authority for making awards under such plans, including their timing, valuation and amount. In addition, the Executive Compensation Committee reviews and recommends the structure and level of outside director compensation to the full Board. The Executive Compensation Committee has the discretion to delegate any of its authority to a subcommittee, but did not do so during fiscal 2019. The Executive Compensation Committee is chaired by Mr. Ruth and includes directors Boxley, Lloyd, Rutkowski and Thompson. The Executive Compensation Committee met

once during fiscal 2019. At its meeting in November 2019, the Board of Directors determined that each of the members of the Executive Compensation Committee meets the definition of "independent director" and certain compensation committee-specific independence requirements under Nasdaq rules and SEC requirements. The charter of the Executive Compensation Committee, as most recently revised on November 12, 2019, is available on our website at http://investor.insteel.com/documents.cfm.

The Executive Compensation Committee consults with members of our executive management team on a regular basis regarding our executive compensation program. Our executive compensation program, including the role members of our executive management team and outside compensation consultants play in assisting with establishing compensation, is discussed in more detail below under "Executive Compensation - Compensation Discussion and Analysis." Our Executive Compensation Committee has retained Pearl Meyer & Partners, LLC to serve as its outside consultant.

The Nominating and Governance Committee

The Nominating and Governance Committee is responsible for establishing Board membership criteria, identifying individuals qualified to become Board members consistent with such criteria and recommending individuals for nomination for director when openings exist, recommending the appointment of Board committee members and chairs, and reviewing corporate governance issues. Specifically, this Committee periodically reviews our classified board structure, our director election qualifications and procedures, and makes recommendations as appropriate to our Board.

The Committee also reviews and recommends changes as necessary to the Board Governance Guidelines and our Code of Business Conduct and facilitates an annual Board self-assessment process.

The Nominating and Governance Committee, which consists of Messrs. Rogers, Boxley, Ruth and Rutkowski, met four times during fiscal 2019. The Nominating and Governance Committee was chaired by Mr. Rutkowski during fiscal 2019. The Board of Directors, at its meeting in November 2019, determined that each of the members of the Nominating and Governance Committee meets the definition of "independent director" as that term is defined under Nasdaq rules. The charter of the Nominating and Governance Committee, as most recently revised on October 2, 2017, is available on our website at http://investor.insteel.com/documents.cfm.

Executive Sessions

Pursuant to the listing standards of Nasdaq, the independent directors are required to meet regularly in executive sessions. Generally, those sessions are chaired by the Lead Independent Director. During fiscal 2019, the Lead Independent Director was W. Allen Rogers. During the Board's executive sessions, the Lead Independent Director has the power to lead the meeting, set the agenda and determine the information to be provided. During fiscal 2019, the Board held four executive sessions.

The Lead Independent Director can be contacted by writing to Lead Independent Director, Insteel Industries Inc., c/o James F. Petelle, Secretary, 1373 Boggs Drive, Mount Airy, North Carolina 27030. We screen mail addressed to the Lead Independent Director for security purposes and to ensure that it relates to discrete business matters that are relevant to the Company. Mail that satisfies these screening criteria will be forwarded to the Lead Independent Director.

Board Governance Guidelines

In conjunction with the Board's establishment of the Nominating and Governance Committee in 2009, the Board adopted Board Governance Guidelines to set forth the framework pursuant to which the Board governs the Company. Among other things, the Board Governance Guidelines describe the expectations regarding attendance at the Annual Meeting and at Board Meetings, require regular meetings of independent directors in executive session, describe the functions of the Board's standing committees, including an annual self-assessment process facilitated by the Nominating and Governance Committee, and set forth the procedure pursuant to which shareholders may communicate with directors. Our Board Governance Guidelines

and the charter of our Nominating and Governance Committee were amended on October 2, 2017 to provide that a director who fails to receive a majority of the shares voted in an uncontested election shall tender his or her resignation to the board, within 10 days of the certification of election results. The Nominating and Governance Committee will consider the tendered resignation and recommend to the Board the action to be taken with respect to the resignation. The Board will act on the tendered resignation, taking into account such recommendation, and publicly disclose its decision regarding the tendered resignation within 90 days from the date of the certification of the election results.

Board Leadership Structure

Our CEO also serves as Chairman of our Board of Directors, and we have a Lead Independent Director. The Board has determined that this structure is appropriate because it believes that at this time it is optimal to have one person speak for and lead the Company and the Board, and that the CEO should be that person. We believe that our Lead Independent Director position, the number and strength of our independent directors and our overall governance practices minimize any potential conflicts that otherwise could result from combining the positions of Chairman and CEO.

The Lead Independent Director presides at meetings of our independent directors, which are held prior to or following all of our regularly scheduled Board Meetings. As noted above, the Lead Independent Director may call for other meetings of the independent directors or of the full Board if he deems it necessary. The Lead Independent Director also consults with the Chairman regarding meeting agendas, and serves as the principal liaison between the independent directors and the Chairman.

Risk Oversight

Our Board has overall responsibility for risk oversight. The Board as a whole exercises its oversight responsibilities with respect to strategic, operational and competitive risks, as well as risks related to crisis management and executive succession issues. The Board has delegated oversight of certain other types of risks to its committees. The Audit Committee oversees our policies and processes related to our financial statements and financial reporting, risks relating to our capital, credit and liquidity status, and risks related to related person transactions. The Executive Compensation Committee oversees risks related to our compensation programs and structure, including our ability to motivate and retain talented executives. The Nominating and Governance Committee oversees risks related to our governance

structure and succession planning for Board membership. Beginning in fiscal 2010, we instituted a formal process in which the major business risks facing the company are identified and assessed, and appropriate strategies are identified to respond to such risks. This risk assessment process is conducted and reviewed with the Board on an ongoing basis.

The Board believes that its ability to oversee risk is enhanced by having one person serve as the Chairman of the Board and CEO. With his in-depth knowledge and understanding of the Company's operations, Mr. Woltz as Chairman and CEO is better able to bring key strategic and business issues and risks to the Board's attention than would a non-executive Chairman of the Board.

Code of Business Conduct

Consistent with the Board's commitment to sound corporate governance, the Board adopted a Code of Business Conduct (the "Code of Conduct") in 2003, which applies to all of our employees, officers and directors. The Code of Conduct incorporates an effective reporting and enforcement mechanism. The Board has adopted this Code of Conduct as its own standard. The Code of Conduct was prepared to help employees, officers and directors understand our standard of ethical business practices and to promote awareness of ethical issues that may be encountered in carrying out their responsibilities. The Code of Conduct is included in an employment manual, which is supplied to all of our employees and officers and in a Board of Directors Manual for directors, each of whom are expected to read and acknowledge in writing that they understand such policies.

Stock Ownership Guidelines

We have had stock ownership guidelines that apply to our directors and executive officers since 2011. Under the guidelines, the CEO is expected to own Company stock valued at three times his annual salary, while our other executive officers are expected to own stock valued at one-and-one-half times their annual salary. A newly-appointed executive officer would have five years to comply from the date upon which he or she becomes covered under the guidelines. Directors are required to own three times their annual cash retainers, and have three years in which to comply. All executive officers, and all directors with at least three years of service on the Board, are in compliance with our guidelines.

Policy Regarding Hedging or Pledging of Insteel Stock

We also have a policy prohibiting Insteel directors and officers who are subject to Section 16 reporting requirements ("Section 16 Officers") from entering into financial transactions designed to hedge or offset any decrease in the market value of our stock. In addition, the policy requires that directors and Section 16 Officers pre-disclose to the Board any intention to enter into a transaction involving the pledge or other use of our stock as collateral to secure personal loans. As of the record date, December 11, 2019, no current directors or Section 16 Officers have pledged any shares of Insteel common stock.

Availability of Bylaws, Board Governance Guidelines, Code of Conduct and Committee Charters

Our Bylaws, Board Governance Guidelines, Code of Business Conduct, Audit Committee Charter, Audit Committee Pre-Approval Policy, Executive Compensation Committee Charter and Nominating and Governance Committee Charter are available on our website at http://investor.insteel.com/documents.cfm, and in print to any shareholder upon written request to our Secretary.

Shareholder Recommendations and Nominations

The Nominating and Governance Committee Charter provides that the Committee will review the qualifications of any director candidates that have been properly recommended to the Committee by shareholders. Shareholders should submit any such recommendations in writing c/o Insteel Industries Inc., 1373 Boggs Drive, Mount Airy, North Carolina 27030, Attention: James F. Petelle, Vice President and Secretary. In addition, in accordance with our bylaws, any shareholder entitled to vote for the election of directors at the applicable meeting of shareholders may nominate persons for election to the Board if such shareholder complies with the notice procedures set forth in the bylaws and summarized in "Shareholder Proposals for the 2021 Annual Meeting" below.

Process for Identifying and Evaluating Director Candidates

Pursuant to its charter and our Board Governance Guidelines, the Nominating and Governance Committee is responsible for developing and recommending to the Board criteria for identifying and evaluating candidates to serve as directors. The Committee believes that Insteel benefits by fostering a mix of experienced directors with a deep understanding of our industry, including its highly cyclical nature, and who will represent the long-term interests of our shareholders. The criteria considered by the committee in evaluating potential candidates for director include:

- Independence;
- Leadership experience;
- Business and financial experience;
- Familiarity with our industry, customers and suppliers;
- Integrity;
- Judgment;
- Other company board or management relationships;
- Existing time commitments; and
- Nasdaq and other regulatory requirements for the Board and its committees.

The Board seeks to ensure that its membership consists of directors who have diverse backgrounds, experience and viewpoints, but does not have a formal policy on diversity as it relates to race, gender or national origin.

The Nominating and Governance Committee periodically assesses whether the number of directors on our Board is appropriate and whether any vacancies are anticipated due to retirement or other reasons. The Board does not have a formal policy on age or length of service for directors.

The Committee works with the Chairman of the Board to identify and recruit qualified director candidates in accordance with the director qualifications set forth in our Board Governance Guidelines, and also may retain a third party search firm to assist in the identification of possible candidates for election to the Board. In addition, the Committee will consider any director candidates that have been properly recommended to the Committee by our shareholders or directors. Upon the recommendation of the Committee, the Board evaluates each director candidate based upon the totality of the merits of each candidate as well as the needs of the Board, and not based on minimum qualifications or attributes.

When considering a director candidate standing for re-election, in addition to the above criteria, the Board will also consider that individual's past contribution and future commitment to us. Upon completion of discussions by the full Board regarding the candidates recommended by the Committee, the Board determines, as applicable, whether to (i) approve and recommend one or more candidates to the shareholders for election at the applicable annual meeting, or (ii) elect one or more candidates to fill vacated or newly created positions on the Board.

Communications with the Board of Directors

The Board has approved a process for shareholders to send communications to the Board. Shareholders can send communications to the Board and, if applicable, to any of its committees or to specified individual directors in writing c/o Insteel Industries Inc., 1373 Boggs Drive, Mount Airy, North Carolina 27030, Attention: James F. Petelle, Vice President and Secretary.

We screen mail addressed to the Board, its Committees or any specified individual director for security purposes and to ensure that the mail relates to discrete business matters that are relevant to our Company. Mail that satisfies these screening criteria is required to be forwarded to the appropriate director or directors.

Security Ownership of Certain Beneficial Owners

On the record date, December 11, 2019, to our knowledge, no one other than the shareholders listed below beneficially owned more than 5% of the outstanding shares of our common stock.

Name and Address of Beneficial Owner	Number of Shares	Percentage of Shares
BlackRock, Inc. and affiliates[1] 55 East 52nd Street New York, New York 10055	2,692,847	14.0%
Royce & Associates, LP[2] 745 Fifth Avenue New York, New York 10151	1,964,043	10.2%
Dimensional Fund Advisors LP[3] Building One 6300 Bee Cave Road Austin, Texas 78746	1,338,441	6.9%
The Vanguard Group[4] 100 Vanguard Boulevard Malvern, Pennsylvania 19355	1,175,744	6.1%

(1) Based upon information set forth in a Schedule 13G/A filed with the SEC by BlackRock, Inc. on January 28, 2019 reporting sole power to vote or direct the vote of 2,643,717 shares and sole power to dispose or direct the disposition of 2,692,847 shares. In its Schedule 13G/A, BlackRock, Inc. reported that the interest of iShares Core S&P Small-Cap ETF in the specified shares is more than 5% of the outstanding shares of our common stock.

(2) Based upon information set forth in a Schedule 13G/A filed with the SEC by Royce & Associates, LP on May 9, 2019 reporting sole power to vote or direct the vote of 1,964,043 shares and sole power to dispose or direct the disposition of 1,964,043 shares. In its Schedule 13G/A, Royce & Associates, LP reported that the interest of Royce Special Equity Fund amounted to 1,050,000 shares, or 5.45% of the outstanding shares of our common stock.

(3) Based upon information set forth in a Schedule 13G/A filed with the SEC by Dimensional Fund Advisors LP on February 8, 2019 reporting that it or its subsidiaries may possess sole power to vote or direct the vote of 1,278,699 shares and sole power to dispose or direct the disposition of 1,338,441 shares. Dimensional Fund Advisors LP and its subsidiaries disclaimed beneficial ownership of such shares.

(4) Based upon information set forth in a Schedule 13G/A filed with the SEC by The Vanguard Group on February 12, 2019 reporting sole power to vote or direct the vote of 36,353 shares, shared power to vote or direct the vote of 1,581 shares, sole power to dispose or direct the disposition of 1,140,129 shares and shared power to dispose or direct the disposition of 35,615 shares.

Security Ownership of Directors and Executive Officers

The following table shows the number of shares of our common stock beneficially owned on December 11, 2019, the record date, by each of our directors, each of our executive officers, and by all such directors and executive officers as a group. The table also shows the number of restricted stock units ("RSUs") held by each individual and the number of shares of our common stock that each individual had the right to acquire by exercise of stock options within 60 days after the record date. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated in the footnotes to this table and under applicable community property laws, each shareholder named in the table has sole voting and dispositive power with respect to the shares set forth opposite the shareholder's name. The address of all listed shareholders is c/o Insteel Industries Inc., 1373 Boggs Drive, Mount Airy, North Carolina 27030.

	Shares of Common Stock	RSUs[1]	Options Exercisable Within 60 days	Total	%
Abney S. Boxley III	5,000	2,782		5,000	*
Anne H. Lloyd	0	0		0	*
W. Allen Rogers II	79,734	2,782		79,734	*
Jon M. Ruth	8,133	2,782		8,133	*
Joseph A. Rutkowski	8,121	2,782		8,121	*
G. Kennedy Thompson	17,684	2,782		17,684	*
H. O. Woltz III[2]	687,258	33,463	49,358	736,616	3.8
Michael C. Gazmarian	31,006	15,338	25,840	56,846	*
James F. Petelle	16,826	8,367	11,833	28,659	*
Richard T. Wagner	30,234	15,338	19,872	50,106	*
All Directors and Executive Officers as a Group (10 Persons)	883,996		106,903	990,899	5.1

(1)	The economic terms of RSUs are substantially similar to shares of restricted stock. However, because shares of restricted stock carry voting rights while RSUs do not, pursuant to SEC rules shares of restricted stock would be included in the "Total" column, while RSUs are not so included. We show them here because we believe it provides additional information to our shareholders regarding the equity interests our executive officers and directors hold in the Company.

(2)	Includes 185,724 shares held in various trusts for which H.O. Woltz serves as co-trustee. Mr. Woltz shares voting and investment power for these shares. He disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in them.

(*)	Less than 1%.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, officers and greater than 10% owners to report their beneficial ownership of our common stock and any changes in that ownership to the SEC, on forms prescribed by the SEC. Specific dates for such reporting have been established by the SEC, and we are required to report in our proxy statement any failure to file such report by the established dates during the last fiscal year. Based upon our review of such forms filed electronically with the SEC for the year ended September 28, 2019, and information provided to us by our directors, officers and ten percent shareholders, we believe that all forms required to be filed pursuant to Section 16(a) were filed on a timely basis.

Item Number One Election of Directors

Introduction

Our bylaws, as last amended December 19, 2016, provide that the number of directors, as determined from time to time by the Board, shall be not less than five nor more than 10, with the precise number to be determined from time to time by resolution of the Board. The Board has most recently set the number of directors at seven. The bylaws further provide that directors shall be divided into three classes serving staggered three-year terms, with each class to be as nearly equal in number as possible.

Accordingly, if elected by our shareholders at this Annual Meeting, Messer's Boxley and Rogers and Ms. Lloyd will serve three-year terms expiring at the 2023 Annual Meeting of Shareholders or until their successors are elected and qualified. Each of the nominees presently serve as our directors. It is not contemplated that any of the nominees will be unable or unwilling for good cause to serve, but if that should occur, it is the intention of the agents named in the proxy to vote for election of such other person or persons to serve as a director as the Board may recommend. If any director resigns, dies or is otherwise unable to serve out his term, or the Board increases the number of directors, the Board may fill the vacancy until the expiration of such director's term.

Vote Required

The nominees for director will be elected by plurality of the votes cast at the meeting at which a quorum representing a majority of all outstanding Shares is present and voting, either by proxy or in person. This means that the three nominees receiving the highest number of "FOR" votes will be elected as directors. However, pursuant to the charter of our Nominating and Governance Committee and our Board Governance Guidelines, a nominee who receives less than a majority of the votes cast in an uncontested election would be required to submit his or her resignation to the Board. See "Board Governance Guidelines" on p. 11.

Board Recommendation

☑ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE FOR** THE ELECTION OF EACH OF THE FOLLOWING THREE NOMINEES TO SERVE AS DIRECTORS FOR THE TERMS DESCRIBED HEREIN.

Information Regarding Nominees, Continuing Directors and Executive Officers

We have set forth below certain information regarding our nominees for director, our continuing directors and our executive officers. The age shown for each such person is his or her age on December 11, 2019, the record date for our Annual Meeting.

	Age	Director Since	Audit Committee	Executive Compensation Committee	Nominating and Governance Committee	Independent
Abney S. Boxley III	61	2018		✔	✔	Y
Anne H. Lloyd	58	2019	✔	✔		Y
W. Allen Rogers II	73	1986	✔		✔	Y
Jon M. Ruth	64	2016		👤	✔	Y
Joseph A. Rutkowski	65	2015		✔	👤	Y
G. Kennedy Thompson	69	2017	👤	✔		Y
H. O. Woltz III	63	1986				N

👤 Chair

Nominees for Directors with terms expiring at the 2023 Annual Meeting

ABNEY S. BOXLEY III

Age 61
Director since: 2018
INDEPENDENT

Mr. Boxley has been an employee of Boxley Materials Company since 1980, and has been president and CEO of that company since 1988. Following the acquisition of Boxley Materials Company by Summit Materials, Inc., Mr. Boxley was appointed President, Eastern Region, of the latter company in December 2018. In addition to our Board, Mr. Boxley serves on the boards of two other public companies: Pinnacle Financial Partners, Inc. and RGC Resources, Inc., as well as on a number of non-profit boards. Our board determined that Mr. Boxley should continue to serve as a director because of his in-depth knowledge of the construction aggregates business, a business that is related to ours, and because he brings to our board his experience as a CEO of a substantial business enterprise and his experience as a director of two other public companies.

Committee Memberships:

- Executive Compensation Committee
- Nominating and Governance Committee

Current Directorships:

- Pinnacle Financial Partners, Inc.
- RGC Resources, Inc.

ANNE H. LLOYD

Age 58
Director since: 2019
INDEPENDENT

Ms. Lloyd served as Executive Vice President and Chief Financial Officer of Martin Marietta Materials, Inc., a publicly traded global supplier of building materials, from 2005 until her retirement in 2017. She joined Martin Marietta in 1998 as Vice President and Controller and was named Chief Accounting Officer in 1999. Ms. Lloyd currently serves as a director of Highwood Properties, Inc., a publicly traded company, and as a director and interim Chief Financial Officer of James Hardie Industries p.l.c., an Irish publicly traded company. Ms. Lloyd became an Insteel director on April 16, 2019. We believe that Ms. Lloyd should continue to serve as a director because of her financial expertise, her deep knowledge of the construction aggregates business, a business that is related to ours, and because of her extensive public-company experience, including as a director of two other public companies.

Committee Memberships:

- Audit Committee
- Executive Compensation Committee

Current Directorships:

- Highwood Properties, Inc.
- James Hardie Industries p.l.c.

W. ALLEN ROGERS II

Age 73
Director since: 1986
INDEPENDENT

Mr. Rogers is a Principal of Ewing Capital Partners, LLC, an investment banking firm founded in 2003, and a partner in Peter Browning Partners, LLC, a provider of advisory services to public-company boards. From 2002 to 2003, he was a Senior Vice President of Intrepid Capital Corporation, an investment banking and asset management firm. From 1998 until 2002, Mr. Rogers was President of Rogers & Company, Inc., a private investment banking boutique. From 1995 through 1997, Mr. Rogers served as a Managing Director of KPMG BayMark Capital LLC and the investment banking practice of KPMG. Mr. Rogers served as Senior Vice President – Investment Banking of Interstate/Johnson Lane Corporation from 1986 to 1995 and as a member of that firm's Board of Directors from 1990 to 1995. He is a director of Ewing Capital Partners, LLC, a private company. Mr. Rogers serves as our Lead Independent Director. Our Board determined that Mr. Rogers should continue to serve as a director due to his expertise in public capital markets, investment banking and finance, some of which is attributable to his participation as an investment banker in our initial public offering, as well as his expertise in public-company governance.

Committee Memberships:

- Audit Committee
- Nominating and Governance Committee

Current Directorship:

- Ewing Capital Partners, LLC

Continuing Directors with terms expiring at the 2021 Annual Meeting

H. O. WOLTZ III

Age 63
Director since: 1986

Mr. Woltz has been employed by us and our subsidiaries in various capacities since 1978. He was named President and Chief Operating Officer in 1989, CEO in 1991 and Chairman of the Board in February 2009. He served as our Vice President from 1988 to 1989 and as President of Rappahannock Wire Company, formerly a subsidiary of our Company, from 1981 to 1989. He also serves as President of Insteel Wire Products Company, a current subsidiary of our Company. Mr. Woltz served as President of Florida Wire and Cable, Inc., also formerly a subsidiary of our Company, until its merger with Insteel Wire Products Company in 2002. Mr. Woltz currently serves as our Chairman, President and CEO. He has been an officer of the Company for over 30 years and President for over 25 years. Our Board determined that he should continue to serve as a director because he has an intimate knowledge of our products, manufacturing processes, customers and markets, and draws on that knowledge to provide the Board with detailed analysis and insight regarding the Company's performance as well as extensive knowledge of our industry.

G. KENNEDY ("KEN") THOMPSON

Age 69
Director since: 2017
INDEPENDENT

Mr. Thompson retired in April 2019 from Aquiline Capital Partners LLC, a private equity firm investing in the global financial services sector where he had been a partner since 2009. Prior to joining Aquiline, Mr. Thompson was Chairman, President and Chief Executive Officer of Wachovia Corporation, a publicly traded regional bank from 1999 to 2008. Previously, Mr. Thompson was the chairman of The Clearing House, The Financial Services Roundtable and the Financial Services Forum. He is a former president of the International Monetary Conference and was also president of the Federal Advisory Council of the Federal Reserve Board. Mr. Thompson currently serves as a director of two publicly traded companies: Lending Tree, Inc. and Pinnacle Financial Partners, Inc. We determined Mr. Thompson should continue to serve as a director because of his financial expertise, public company leadership experience and executive management experience.

Committee Memberships:

- Executive Compensation Committee
- Audit Committee (Chair)

Current Directorships:

- Lending Tree, Inc.
- Pinnacle Financial Partners, Inc.

Continuing Directors with terms expiring at the 2022 Annual Meeting

JON M. RUTH

Age 64
Director since: 2016
INDEPENDENT

Mr. Ruth retired from Cargill Incorporated, a global provider of food, agricultural, industrial and financial products and services in August of 2015, following 35 years of service to Cargill. Mr. Ruth served in various senior executive positions with Cargill, most recently as Vice President leading its SAP enterprise resource planning implementation across its businesses in Europe and North America from 2005 to 2015, as a director of North Star BlueScope Steel, a joint venture between Cargill and BlueScope Steel from 2004 to 2015, and as President of North Star Steel from 2003 to 2005. Our Board determined that he should continue to serve as director because of his extensive experience as a senior executive of a large multi-national company with specific experience in the steel industry.

Committee Memberships:

- Executive Compensation Committee (Chair)
- Nominating and Governance Committee

JOSEPH A. RUTKOWSKI

Age 65
Director since: 2015
INDEPENDENT

Mr. Rutkowski has been a Principal at Winyah Advisors LLC, a management consulting firm, since 2010. Previously, Mr. Rutkowski spent 21 years at Nucor Corporation (Nucor), the largest steel producer in the United States. Mr. Rutkowski began his career with Nucor in 1989, most recently serving as Executive Vice President of Business Development, International and North America, for Nucor from November 1998 until his retirement on February 28, 2010. He served as Vice President of Nucor from 1993 to 1998 and previously as General Manager of a number of Nucor steel mills. Our Board determined that he should continue to serve as a director because of his extensive background as a senior executive in the steel industry and because he also contributes his experience as a current director of Cleveland Cliffs, Inc., a publicly traded company, and of Cenergy Holdings S.A., a Belgian company.

Committee Memberships:

- Executive Compensation Committee
- Nominating and Governance Committee (Chair)

Current Directorships:

- Cleveland Cliffs, Inc.
- Cenergy Holdings S.A.

Executive Officers Who Are Not Continuing Directors or Nominees

In addition to Mr. Woltz, the executive officers listed below were appointed by the Board of Directors to the offices indicated for a term that will expire at the next annual meeting of the Board of Directors or until their successors are elected and qualify. The next meeting at which officers will be appointed is scheduled for February 11, 2020, at which each of our executive officers is expected to be reappointed.

Michael C. Gazmarian, 60, joined us in 1994 as Treasurer and Chief Financial Officer. In February 2007, he was elected Vice President, Chief Financial Officer and Treasurer. Before joining us, Mr. Gazmarian had been employed by Guardian Industries Corp., a privately-held manufacturer of glass, automotive and building products, since 1986, serving in various financial capacities.

James F. Petelle, 69, joined us in October 2006. He was elected Vice President and Assistant Secretary in November 2006 and Vice President - Administration and Secretary in January 2007. Previously he was employed by Andrew Corporation, a publicly-held manufacturer of telecommunications infrastructure equipment, having served as Secretary from 1990 to May 2006, and Vice President – Law from 2000 to October 2006.

Richard T. Wagner, 60, joined us in 1992 and has served as Vice President and General Manager of the Concrete Reinforcing Products Business Unit of the Company's subsidiary, Insteel Wire Products Company, since 1998. In February 2007, Mr. Wagner was appointed Vice President of the parent company, Insteel Industries Inc. From 1977 until 1992, Mr. Wagner served in various positions with Florida Wire and Cable, Inc., a manufacturer of PC strand and galvanized strand products that was later acquired by us in 2000.

Item Number Two Approval of an Amendment to the 2015 Equity Incentive Plan of Insteel Industries Inc.

The Board of Directors, upon the recommendation of the Executive Compensation Committee and in consultation with our management and our independent compensation advisor, is requesting that shareholders approve an amendment to the 2015 Equity Incentive Plan of Insteel Industries Inc. (the "2015 Plan") to increase by 750,000 shares of common stock (subject to adjustment as provided in the 2015 Plan) the total number of shares authorized for issuance under the 2015 Plan. Of the additional authorized shares, only 250,000 shares (subject to adjustment as provided in the 2015 Plan) could be used for "full-value" grants, that is, for restricted stock, RSUs or performance awards. In addition, the amendment would limit the number of shares that may be used for incentive stock options ("ISOs") under the 2015 Plan to 400,000 shares. On November 12, 2019, the Board approved these amendments to the 2015 Plan, subject to approval of our shareholders. On the same date, the Board also approved certain other immaterial amendments to the 2015 Plan, which amendments are not subject to shareholder approval. A summary of the 2015 Plan, including the amendments described above, is set forth below. The summary is qualified in its entirety by reference to the full text of the 2015 Plan (including the 2019 Declaration of Amendment attached thereto), a copy of which is attached as Annex A to this Proxy Statement.

Background

The 2015 Plan, as approved by our shareholders on February 17, 2015, initially reserved 900,000 shares of common stock for issuance. As of September 28, 2019 (the last day of our fiscal 2019), there were 142,897 shares remaining available for issuance under the 2015 Plan of which 109,124 may be granted as "full-value" awards. Also, as of that date, there were outstanding stock options for 388,483 shares with a weighted average remaining term of 7.81 years, and 114,396 outstanding RSUs that, upon vesting, are convertible into an equivalent number of shares of common stock. There were 19,260,725 shares of common stock outstanding as of September 28, 2019.

We do not believe that the 142,897 shares of stock available for issuance under the 2015 Plan are sufficient to continue implementing our long-term incentive program. Accordingly, subject to shareholder approval, the Board authorized an increase in the number of shares authorized for issuance under the 2015 Plan to a total of 1,650,000 shares (subject to adjustment as provided in the 2015 Plan). The 2015 Plan is the only equity compensation-based program maintained by the Company, and the awards we provide under the 2015 Plan are the only long-term incentives we provide to executives (i.e., we do not currently maintain a long-term incentive cash compensation program).

If this proposal is not approved by the shareholders, the proposed additional 750,000 shares will not become available for issuance under the 2015 Plan, but the 2015 Plan will otherwise remain in effect.

Plan Features That Protect Shareholder Interests

The 2015 Plan, as amended, contains several features that are intended to protect the interests of our shareholders. The more prominent of these include:

Independent Plan Administration

The Executive Compensation Committee, comprised solely of non-employee, independent Directors, administers the 2015 Plan.

No Re-pricing

The Company may not reprice any outstanding option (or cancel and regrant a new option with a lower option price) without shareholder approval.

No Discounted Options

Options may not be granted with exercise prices below market value.

Item Number Two Approval of an Amendment to the 2015 Equity Incentive Plan of Insteel Industries Inc.

Why You Should Vote for the Amendment of the 2015 Plan

No Dividend or Dividend Equivalents on Unearned Performance Based Awards

Dividends and dividend equivalents, if any, on unearned or unvested performance based awards may not be paid (even if accrued) unless and until the underlying award (or portion thereof) has vested or been earned.

Limit on Full-Value Awards

Of the 750,000 additional shares for which authorization is sought, no more than 250,000 may be used for "full-value" awards (restricted stock, RSUs and performance awards), which would increase the limit for "full-value" awards under the 2015 Plan to 600,000.

Limit on ISOs

In addition to the limit on full-value awards, we are proposing that a 400,000 share limit on the number of ISOs issuable under the 2015 Plan also be adopted.

Conservative Share Counting

The 2015 Plan provides that shares (i) surrendered by a participant to pay the option exercise price, or (ii) withheld by the Company to satisfy tax withholding requirements may not be added back to the pool of shares authorized for future issuance. In addition, shares purchased on the open market with proceeds of stock option exercises may not be added back to the pool of shares available under the 2015 Plan.

Minimum Vesting Provisions

Awards granted to employees under the 2015 Plan will not fully vest (i) in less than three years for service-related vesting (which may include installment vesting within such three-year period, provided that no portion of the Award may vest prior to one year after the date of grant), or (ii) in less than one year for performance-related vesting. Awards granted to non-employee directors also may not vest in less than one year. However, in the case of Awards to either employees or directors, acceleration of vesting would be permitted in the case of retirement, disability, death, or qualifying termination following a change in control.

Why You Should Vote for the Amendment of the 2015 Plan

We believe that the 2015 Plan is important to our growth and success. The purpose of the 2015 Plan is to attract, motivate and retain highly qualified officers, directors and key employees. We believe that providing these individuals with an opportunity to acquire a direct proprietary interest in the operations and potential future success of the Company will motivate these individuals to serve the Company and its shareholders by expending the maximum effort to improve our business and results of operations. We believe that equity award grants under the 2015 Plan are a valuable incentive to participants and benefit shareholders by aligning more closely the interests of participants with those of our shareholders. We ask shareholders to consider the following factors and to vote for the proposed amendment of the 2015 Plan:

Equity incentive awards are an important part of our overall compensation philosophy

The 2015 Plan is critical to our ongoing effort to build shareholder value. Equity incentive awards have historically been and remain a critically important component of our compensation program. Our Executive Compensation Committee believes that our ability to grant equity incentive awards to employees is an important factor in our ability to attract, retain and motivate key employees.

The Committee believes that equity compensation provides a strong incentive for employees to work to expand our business and build shareholder value. Moreover, equity awards made under the 2015 Plan to our senior executives reflect the Committee's "pay for performance" philosophy since the value received by participants is contingent on Company performance.

The 2015 Plan is a critical component of our compensation program's goal to attract, motivate and retain the officers and key employees who drive our success

We believe that the remaining shares in the 2015 Plan are insufficient to meet our future compensation objectives. We believe we must continue to offer a competitive equity compensation plan in order to attract and motivate our workforce. If the 2015 Plan were to run out of shares available for grant, we would not be able to issue additional equity awards. While we could consider modifying our cash compensation program if we are unable to grant equity incentives, we believe it would be more prudent

Item Number Two Approval of an Amendment to the 2015 Equity Incentive Plan of Insteel Industries Inc.

Overview

to conserve our cash so it will be available for future growth opportunities. We also believe that any inability to award equity compensation would result in difficulty in attracting, retaining, and motivating our employees. Equity-based awards are a key element of our overall compensation program because they align employee and shareholder interests while having a smaller impact than increased cash compensation would have on current income and cash flow.

We manage our equity incentive award use carefully

The Committee carefully monitors our total dilution, burn rate and equity expense to ensure that we maximize shareholder value by granting what the Committee believes is the appropriate number of equity awards necessary to attract, reward and retain employees.

Overview

The following is a summary of the material features of the 2015 Plan, as amended by the 2019 Declaration of Amendment.

KEY TERMS

Plan Term:	Feb. 17, 2015 to Feb. 17, 2025
Eligible Participants:	All (i) "key employees" of the Company and any 50% or more owned subsidiaries or any parent company that owns 50% or more of the Company (each a "Related Company") as determined by the Administrator, based on the nature and extent of the employee's duties, responsibilities, personal capacities, performance, potential or any combination of these factors and (ii) non-employee directors of the Company. However, only key employees can receive stock options.
Plan Administrator:	The Executive Compensation Committee of the Board of Directors (subject to limited delegation as described below) or any designee permitted under the terms of the 2015 Plan.
Shares Authorized:	Originally, 900,000 shares were authorized for issuance under the 2015 Plan. At this time, we are seeking shareholder approval to authorize an additional 750,000 shares (subject to adjustment as provided in the 2015 Plan), of which only 250,000 shares (subject to adjustment as provided in the 2015 Plan) could be used for "full-value" awards. Shares which are subject to Awards under the 2015 Plan that are terminated unexercised, surrendered or otherwise forfeited shall again be available for issuance. However, shares that are surrendered by a Participant to pay the option exercise price, or surrendered or withheld to satisfy tax requirements, are not available for re-issuance under the 2015 Plan. In addition, shares repurchased on the open market with the proceeds of the purchase price of an Award are not available for issuance under the 2015 Plan.
Award Types:	(1) <u>Nonqualified and incentive stock options:</u> Subject to the 2015 Plan terms, the Administrator may grant options to Participants in such numbers, upon such terms and conditions and at such times as the Administrator may determine. Options granted under the 2015 Plan may be either ISOs or non-qualified stock options, but the proposed amendment would limit the number of ISOs that can be granted under the 2015 Plan to 400,000. The exercise price of a stock option will be no less than the fair market value of the Company's common stock on the date the option is granted, and under the 2015 Plan, options generally may be exercised for a period of up to 10 years after the grant date, subject to certain conditions set forth in the 2015 Plan. In no event may outstanding options be repriced without shareholder approval.
	(2) <u>Restricted stock and RSUs:</u> Subject to 2015 Plan terms, the Administrator may grant awards of restricted stock and RSUs to Participants in such numbers, upon such terms and conditions and at such times as the Administrator may determine. Each grant must specify the number of shares of common stock to which it pertains and the required period or periods (if any) of continuous service by the participant with the Company or any Related Company and/or any performance or other conditions to be satisfied before the restrictions on the restricted stock or RSUs (or installments thereof) will lapse. If a participant's rights in restricted stock or RSUs are forfeitable and nontransferable for a period of time, the maximum period over which the rights may become nonforfeitable and transferable shall not exceed 10 years from the date of the grant.
	(3) <u>Performance awards:</u> Subject to 2015 Plan terms, the Administrator may grant performance awards to participants in such numbers, upon such terms and conditions and at such times as the Administrator may determine. Performance awards may be denominated in cash or shares of common stock and may be settled in cash or shares of common stock, at the discretion of the Administrator. Each grant must specify the performance conditions and/or required period or periods (if any) of continuous service by the participant with the Company or any Related Company to earn the performance award and the maximum period over which the performance award may be earned, except that such period shall not exceed 10 years.

Item Number Two Approval of an Amendment to the 2015 Equity Incentive Plan of Insteel Industries Inc.

Administration

Individual Annual Award Limits:	Subject to adjustment as provided in the 2015 Plan, in any calendar year no individual Participant may be granted (i) stock options for more than 100,000 shares of common stock, (ii) restricted stock, RSUs or performance awards denominated in shares of common stock for more than 50,000 shares of common stock in the aggregate, or (iii) performance awards denominated in cash valued at a maximum at more than $750,000.
Vesting:	Vesting is determined by the Administrator on an individual award basis, provided that Awards are subject to the minimum vesting periods described above under "Plan Features That Protect Shareholder Interests." Since the inception of the 2015 Plan, we have consistently applied the following vesting criteria: Options granted to our executive officers vest ratably over three years. RSUs granted to executive officers vest at the end of three years. RSUs granted annually to our directors vest at the end of one year.

New Plan Benefits

The selection of eligible recipients who may receive awards under the 2015 Plan, and the size and type of awards subject to issuance, will be determined by the Administrator in its discretion and in accordance with the terms of the 2015 Plan. Therefore, it is not possible to predict the future benefits or amounts that will be received by, or allocated to, particular individuals or groups of participants in the future. The number of shares of our stock subject to stock options and awards of RSUs granted in fiscal 2019 to our executive officers is set forth below in the table entitled "Fiscal 2019 Grants of Plan-Based Awards." The targeted value of long-term incentives (stock options and RSUs) to be granted to our executive officers in fiscal 2020 is set forth below under the heading "Long-Term Incentives" in the "Compensation Discussion and Analysis" section of this proxy statement. In addition, the number of shares subject to options and restricted awards granted (without regard to vesting or exercise) under the 2015 Plan since its inception is as follows:

Current executive officers:	
H.O. Woltz	225,673
Michael C. Gazmarian	103,435
James F. Petelle	56,421
Richard T. Wagner	103,435
Current nominees for Director:	
Abney S. Boxley	2,782
Anne H. Lloyd	0
W. Allen Rogers	10,180
Current Non-Employee Directors as a Group	31,146
All Other Employees as a Group	178,554

Administration

The 2015 Plan is designed to be administered by the Executive Compensation Committee, which will at all times be composed of at least three directors, all of whom are "non-employee directors" within the meaning of Rule 16b-3 promulgated under Section 16(b) of the Exchange Act and (ii) "independent directors" within the meaning of applicable stock exchange listing standards on which shares of the common stock are traded. To the extent permitted by applicable law, the Executive Compensation Committee is permitted to delegate to one or more executive employees the ability to make awards to participants who are not "Section 16 officers." In such case, the Executive Compensation Committee shall fix the maximum aggregate amount of awards and the maximum individual amount of awards that the designee can award.

To the extent consistent with the 2015 Plan, the Executive Compensation Committee may (i) determine the individuals to receive awards, the nature of each stock option as an ISO or a nonqualified stock option ("NQSO"), the times when awards shall be granted, the number of shares to be subject to each award, the exercise price of stock options, the period during which stock options may be exercised, the time or times when each award shall vest and be exercisable or payable, and all related terms, conditions, restrictions and limitations; (ii) prescribe the form or forms of any award agreements; (iii) establish, amend and rescind rules and regulations of the administration of the 2015 Plan; and (iv) construe and interpret the 2015 Plan, the rules and regulations, and the award agreements, and to make all other determinations deemed necessary or advisable for administering the 2015 Plan. Subject to the terms of the 2015 Plan, the Administrator also has authority, in its discretion, to accelerate the date that any award which was not otherwise exercisable, vested or payable shall become exercisable, vested or payable in whole or in part. All expenses of administering the 2015 Plan will be borne by the Company.

Item Number Two Approval of an Amendment to the 2015 Equity Incentive Plan of Insteel Industries Inc.

Eligibility

Eligibility

Only key employees of the Company and Related Companies and non-employee directors of the Company are eligible to receive awards under the 2015 Plan. The Administrator will determine which employees will participate in the 2015 Plan, based on criteria set forth in the 2015 Plan and such other factors as the Administrator deems relevant. As of December 31, 2019, there were nine key executives who receive regular, twice-yearly equity awards under the 2015 Plan, and six non-employee directors who receive yearly equity awards under the 2015 Plan. However, the Company periodically makes non-regular awards to other key employees. At this time, six non-employee directors and approximately 50 employees (including our executive officers) are eligible to participate in the 2015 Plan.

Awards

The 2015 Plan allows the Administrator to grant stock options, restricted stock, RSUs and performance awards, any or all of which may be made contingent upon the achievement of performance criteria. Subject to plan limits, the Administrator has the discretionary authority to determine the size of an award.

Non-Employee Director Awards

Non-employee directors will receive an annual grant of such number of stock options, shares of restricted stock, RSUs, or other forms of long-term compensation available under the 2015 Plan as the Board of Directors, in its sole discretion, shall determine. Such annual grants are made following the close of business of the Company on the date of each annual meeting of shareholders held during the term of the 2015 Plan. In addition, the Administrator will have discretion to grant awards to any non-employee director who is appointed or elected to the Board of Directors at any time other than at the annual meeting of shareholders. Non-employee directors who were serving on our Board on February 12, 2019 were each granted 2,782 RSUs, having a grant-date value of $60,008, under the 2015 Plan.

Stock Option Awards

Under the 2015 Plan, the Administrator may award participants stock options in such numbers, upon such terms and conditions and at such times as the Administrator may determine. The exercise price of stock options granted under the 2015 Plan may not be less than the fair market value of our common stock on the date of grant, which as of September 27, 2019 (the last trading day of our fiscal 2019) was $20.71 per share. Stock options granted under the 2015 Plan will expire not more than 10 years from the date of grant, and the award agreements entered into with each participant will specify the extent to which stock options may be exercised during their respective terms, including in the event of the participant's death, disability or termination of employment. A grant may provide for the accelerated vesting of stock options in the event of a termination of employment or a change in control of the Company or any other similar transaction or event.

Awards of stock options under the 2015 Plan may be either ISOs (which are intended to qualify for a special tax treatment) or NQSOs. The Administrator will determine at the time of grant when each stock option becomes exercisable, including the establishment of required performance vesting criteria, if any. In no event may there first become exercisable by a participant in any one calendar year ISOs granted by the Company or a Related Company with respect to shares of common stock having an aggregate fair market value (determined at the date of grant) greater than $100,000. If this limit is exceeded, the options that cause the limit to be exceeded shall be exercisable nonetheless as NQSOs. The Company may require, prior to issuing common stock under the 2015 Plan in connection with the exercise of a participant's stock options, that the participant remit an amount in cash or instruct the Company to withhold common stock sufficient to satisfy applicable tax withholding requirements, as discussed further below.

Unless an individual award agreement provides otherwise, if a participant's employment is terminated for Cause (as defined in the 2015 Plan), his or her stock options will terminate and no longer be exercisable as of the participant's termination date (whether or not the stock options previously became exercisable). If a participant's employment is terminated for any other reason, his or her stock options will be exercisable following termination only to the extent provided in the applicable award agreement.

Item Number Two Approval of an Amendment to the 2015 Equity Incentive Plan of Insteel Industries Inc.

Awards

Restricted Stock and RSU Awards

Under the 2015 Plan, the Administrator may award participants shares of common stock subject to certain restrictions ("restricted stock") or the right to receive in the future, subject to certain restrictions, shares of common stock (or cash equal to the fair market value of those shares) (RSUs). The applicable award agreement with the participant will set forth the terms of the award, including the applicable restrictions. Such restrictions may include the continued service of the participant with the Company, the attainment of specified performance goals or any other conditions deemed appropriate by the Administrator. A grant may provide for the acceleration of vesting or payment of restricted stock or RSUs in the event of termination of employment or a change in control of the Company or any other similar transaction or event.

A participant cannot sell, transfer, pledge, exchange, hypothecate or otherwise dispose of shares of restricted stock until the applicable restrictions are satisfied. During the period of restriction, unless the Administrator otherwise determines, a participant may exercise full voting rights with respect to the restricted stock held by him or her; however, participants holding RSUs will have no such voting rights as a shareholder prior to the actual issuance of shares of common stock.

The award agreement for any RSUs will specify whether the RSUs that become earned and payable will be settled in shares of common stock (with one share of common stock to be delivered for each earned and payable RSU), in cash (equal to the aggregate fair market value of the shares of common stock covered by the RSUs that are earned and payable), or in a combination of shares and cash.

Unless an individual award agreement provides otherwise, if a participant's employment is terminated for Cause (as defined in the 2015 Plan), his or her restricted stock and RSUs will terminate and can no longer become vested or payable as of the participant's termination date.

Performance Awards

Subject to the limitations of the 2015 Plan, the Administrator may grant performance awards to participants, in such numbers, upon such terms and conditions and at such times as the Administrator may determine. Performance awards may be denominated in cash (e.g., units valued at $100) or shares of common stock. Performance awards may be settled in cash or shares of common stock, at the discretion of the Administrator, as set forth in the applicable award agreement. Each grant shall specify the number of shares of common stock or units to which it pertains; however, no shares of common stock will be issued at the time a performance award of shares of common stock is made.

Each grant shall specify the performance conditions and required period or periods (if any) of continuous service by the participant with the Company or any Related Company to earn the performance awards. Performance awards may be conditioned on or granted based upon the achievement of one or more of the following performance measures, which shall be set by the Administrator no later than 90 days following the commencement of each performance period (or such other time as the Administrator may determine): (i) total shareholder return, (ii) stock price, (iii) operating earnings, (iv) net earnings, (v) return on equity or capital, (vi) income, (vii) level of expenses, (viii) growth in revenue, or (ix) other performance measures deemed appropriate by the Administrator. Performance goals may be established on a Company-wide basis or with respect to one or more business units or divisions or subsidiaries.

The targeted level or levels of performance (which may include minimum, maximum and target levels of performance) with respect to such performance measures may be established at such levels and in such terms as the Administrator may determine, in its discretion. The Administrator may provide that if performance relative to the performance goals exceeds targeted levels, then the number of performance awards earned by the participant will be a multiple, not in excess of 200%, of those that would be earned for target performance. Any grant may provide for the settlement of performance awards in the event of a termination of employment or a change in control of the Company or any other similar transaction or event. The Administrator, on the date of grant, shall determine the maximum period over which performance awards may be earned, except that such period shall not exceed 10 years.

Following the completion of each performance period, the Administrator will certify in writing whether the applicable performance targets have been achieved and the number of units or shares, if any, earned or for which options become exercisable, by a participant for such performance period. In determining the number of units or shares earned by a participant, or for which options become exercisable, for a given performance period, subject to any applicable award agreement, the Administrator shall have the right to reduce (but not increase) the amount earned at a given level of performance to take into account additional factors that the Administrator may deem relevant to the assessment of individual or corporate performance for the performance period.

Unless otherwise determined by the Administrator, participants holding performance awards shall not have any rights as a shareholder prior to the actual issuance of shares of common stock, if applicable.

Unless an individual award agreement provides otherwise, if a participant's employment is terminated for Cause (as defined in the 2015 Plan), his or her performance awards will terminate and no longer be payable or settled as of the participant's termination date.

Item Number Two Approval of an Amendment to the 2015 Equity Incentive Plan of Insteel Industries Inc.

Transferability

Transferability

Awards granted under the 2015 Plan are not transferrable except by will or the laws of descent and distribution. An option can only be exercisable by the participant during his or her lifetime.

Dividends

Dividends on restricted stock and RSUs may be paid in the form of cash or additional shares, at the discretion of the Administrator. Dividends on performance-based awards may be accrued, but shall not be paid until the shares have been earned or otherwise vest.

Amendment and Termination

The 2015 Plan may be amended or terminated at any time by the Board of Directors; provided, that approval of an amendment to the 2015 Plan by the shareholders of the Company shall be required to the extent, if any, that shareholder approval of such amendment is required by applicable law, rule or regulation. In addition, in no event shall the Company reprice any outstanding stock option (or cancel and regrant a new stock option with a lower exercise price) without prior shareholder approval.

Withholding

The Company will withhold all required local, state and federal taxes from any amount payable in cash with respect to an award. The Company also will require any recipient of an award payable in shares of our common stock to pay the Company in cash the amount of any tax or other amount required by any governmental authority to be withheld and paid over by the Company to such authority for the account of the recipient. Notwithstanding the foregoing, the Company may establish procedures to permit or require a recipient to satisfy this tax obligation in whole or in part, and any other local, state or federal income tax obligations relating to an award (but only up to the statutory minimum), by electing to have the Company withhold shares of common stock from the shares to which the participant is entitled. The number of shares to be withheld shall have a fair market value as of the date that the amount of tax to be withheld is determined as nearly equal as possible to (but not exceeding) the amount of such obligations being satisfied. Each election must be made in writing to the Administrator in accordance with election procedures established by the Administrator.

Change in Control

Except as otherwise provided in a participant's award agreement, in the event of a change in control of the Company (as defined in the 2015 Plan), if awards are assumed by an acquirer and a participant's employment or service is involuntarily terminated without Cause (as defined in the 2015 Plan) during the 24-month period following the change in control, (i) all options, restricted stock and RSUs outstanding as of the date of such change in control will become fully vested and payable and, if applicable, exercisable, whether or not then vested, payable or exercisable as of the date of the termination of the participant's employment or service and (ii) all performance awards will vest at target and be paid pro-rata based on completed days in the performance period as of the date of termination. If the Company determines that outstanding awards will not be assumed by the acquirer in the event of a change in control of the Company, the awards shall immediately become fully vested and, if applicable, exercisable and payable, except as otherwise provided in a participant's award agreement. In that case, in the event of or in anticipation of a change in control, the Administrator in its discretion (i) may declare that some or all outstanding options will terminate as of a date before or on the change in control date without any payments to the holder of the option, provided the Administrator gives prior written notice to the participant of such termination and gives the participant the right to exercise the outstanding options before such date or (ii) may terminate before or on the date of the change in control some or all outstanding options previously granted under the 2015 Plan in consideration of payment to the holder of the options, with respect to each share of common stock to which the options are then exercisable, of the excess, if any, of the fair market value on such date of the stock subject to the exercisable portion of the options over the aggregate option price.

Item Number Two Approval of an Amendment to the 2015 Equity Incentive Plan of Insteel Industries Inc.

Federal Income Tax Treatment

Federal Income Tax Treatment

ISOs

A participant will not recognize taxable income on the grant or exercise of an ISO. A participant will recognize taxable income when he or she disposes of the shares of common stock acquired under the ISO. If the disposition occurs more than two years after the grant of the ISO and more than one year after the shares are transferred to the participant on exercise of the ISO (the "ISO Holding Period"), the participant will recognize long-term capital gain (or loss) to the extent the amount realized from disposition of the common stock exceeds (or is less than) the participant's tax basis in the shares of common stock. A participant's tax basis in the common stock generally is the amount the participant paid for the stock on exercise of the ISO.

If common stock acquired under the ISO is disposed of before the expiration of the ISO Holding Period (a "Disqualifying Disposition"), the participant will recognize as ordinary income in the year of the Disqualifying Disposition the excess of the fair market value of the common stock on the date of exercise of the ISO over the option price paid by the participant. Any additional gain will be treated as long-term or short-term capital gain, depending on the length of time the participant held the shares of common stock. A special rule applies to a Disqualifying Disposition of

common stock where the amount realized on the disposition is less than the fair market value of the common stock on the date of exercise of the option. In that event, the amount of ordinary income the participant will recognize will not exceed the excess of the amount realized on the disposition of the common stock over the option price. If the amount realized on the disposition is less than the option price, the participant will recognize a capital loss (long-term if the stock was held more than one year and short-term if held one year or less.)

A participant would receive different tax treatment if the option price were paid with common stock.

Generally, neither the Company nor any Related Company will be entitled to a federal income tax deduction with respect to the grant or exercise of an ISO. However, in the event a participant disposes of common stock acquired under an ISO before the expiration of the ISO Holding Period, the Company or the applicable Related Company generally will be entitled to a federal income tax deduction equal to the amount of ordinary income recognized by the participant.

NQSOs

A participant generally will not recognize any taxable income on the grant of a NQSO. On the exercise of a NQSO, a participant will recognize as ordinary income the excess of the fair market value of the common stock acquired on the date the NQSO is exercised over the option price. A participant's tax basis in common stock acquired by the NQSO is the amount paid for the stock plus any amounts included in income with respect to the stock. His or her holding period for the stock begins on transfer of the shares of common stock. Any gain or loss that a participant realizes on a subsequent disposition of common stock acquired on the exercise of a NQSO generally will be treated as long-term or short-term capital gain or loss, depending on the length of time the participant held such shares. The amount of the gain (or

loss) will equal the amount by which the amount realized on the subsequent disposition exceeds (or is less than) the participant's tax basis in his or her shares. A participant would receive different tax treatment if the option price were paid with common stock.

The exercise of a NQSO generally will entitle the Company or its applicable Related Company to claim a federal income tax deduction equal to the amount of ordinary income recognized by the participant. The ordinary income the participant recognizes will constitute wages for withholding and employment tax purposes, and the Company or its applicable Related Company will be required to withhold or obtain payment from the participant.

Restricted Stock Awards

A participant will recognize ordinary income on account of a restricted stock award on the first day that the shares covered thereby are either transferable or not subject to a substantial risk or forfeiture. The ordinary income a participant recognizes will constitute wages for withholding and employment taxes, and the Company or its Related Company will be required to withhold or obtain payment from the participant. The ordinary income that will be recognized will equal the fair market value of the common stock on such date. However, even if the shares under a restricted stock award are both nontransferable and subject to a substantial risk of forfeiture, a participant may make a special "83(b) election" to recognize income, and his or her tax basis in the shares received on account of a restricted stock

award will be the amount of any income recognized. Any gain (or loss) that a participant realizes upon the sale of common stock acquired pursuant to a restricted stock award will be equal to the amount by which the amount realized on the disposition exceeds (or is less than) the participant's tax basis in the shares and will be treated as long-term (if the shares were held for more than one year) or short term capital gain or loss (if the participant held the shares for less than or equal to one year).

The Company or its applicable Related Company may claim a federal income tax deduction equal to the amount of ordinary income recognized by a participant on account of the restricted stock award.

Item Number Two Approval of an Amendment to the 2015 Equity Incentive Plan of Insteel Industries Inc.

Equity Compensation Plan Information

RSUs and Performance Awards

A participant would not recognize any taxable income at the time RSUs and performance awards are granted. When the terms and conditions to which RSUs and performance awards are subject have been satisfied and the restricted stock unit or performance award is paid, the participant will recognize as ordinary income the amount of cash and/or the fair market value of the common stock he or she receives. The ordinary income a participant recognizes will constitute wages for withholding and employment taxes, and the Company or its applicable Related Company will be required to withhold or obtain payment from the participant as each award agreement permits for the amount of required withholding and employment taxes. The Company or its applicable Related Company will be entitled to a federal income tax deduction equal to the amount of ordinary income the participant recognizes.

The participant's holding period in any common stock received pursuant to the payment of a restricted stock unit or performance award will begin on the date the common stock is transferred.

The participant's tax basis in the common stock will equal the amount he or she includes in ordinary income on receipt of such shares of common stock. Any gain or loss that a participant realizes on a subsequent disposition of the common stock will be treated as long-term or short-term capital gain or loss, depending on the participant's holding period for the common stock. The amount of the gain (or loss) will equal the amount by which the amount realized on the disposition exceeds (or is less than) the participant's tax basis in the common stock.

Generally, stock options will be considered performance-based if (i) the grant of the stock option is made by a committee consisting solely of two or more outside directors; (ii) the plan under which such awards are granted contains a maximum number of shares with respect to which awards may be granted in any specified time period and (iii) under the terms of the stock option the amount of compensation an employee can receive is based solely on an increase in the value of the underlying stock after the date of the grant.

Equity Compensation Plan Information

The following table provides certain information as of September 28, 2019 with respect to our equity compensation plans. Our 2015 Plan currently is the only compensation plan under which we issue new equity grants.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1]	(c) Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	502,879	$26.16	142,897[2]

(1) The weighted average exercise price does not take into account RSUs because they do not have an exercise price. If all outstanding RSUs had been included in the calculation the weighted average exercise price would have been $20.21.

(2) In addition to being available for future issuance upon the exercise of stock options that may be granted after September 28, 2019, the securities shown are available for future issuance in the form of restricted stock, RSUs and other stock-based awards made under our 2015 Plan.

We do not have any equity compensation plans that have not been approved by shareholders.

Vote Required

The affirmative vote of a majority of the votes cast at the Annual Meeting at which a quorum is present and voting, either in person or by proxy, is required for approval of this proposal.

Board Recommendation

 YOUR BOARD RECOMMENDS A **VOTE FOR** THE AMENDMENTS TO OUR 2015 EQUITY INCENTIVE PLAN.

Executive Compensation

Compensation Discussion and Analysis

I.   Executive Summary

Introduction

This section of our proxy statement provides you with a description of our executive compensation policies and programs, the decisions made by our Executive Compensation Committee (the "Committee") regarding fiscal 2019 compensation for our executive officers and the factors that were considered in making those decisions. Our executive officers consist of the following individuals:

H. O. WOLTZ	President and CEO
MICHAEL C. GAZMARIAN	Vice President, CFO and Treasurer
JAMES F. PETELLE	Vice President - Administration and Secretary
RICHARD T. WAGNER	Vice President - General Manager, Insteel Wire Products

Results of 2019 Say-On-Pay Vote

At our annual meeting on February 12, 2019, 97% of the shareholders who cast votes voted in favor of our Say-on-Pay proposal. The Committee believes that the consistent high level of support from our Shareholders for our executive compensation program over the past several years is a result of the Committee's commitment to compensating our executive officers in a way that provides a close linkage between pay and performance, and that this level of support validates the appropriateness of our compensation program.

Compensation Program Changes for Fiscal 2019

The Committee does not typically adjust base salaries of our executive officers each fiscal year. Because our executive officer compensation was most recently adjusted in the fourth quarter of fiscal 2018, no changes were implemented in fiscal 2019.

Business and Financial Performance During Fiscal 2019

We are the nation's largest manufacturer of steel wire reinforcing products for concrete construction applications. As such, our revenues normally are driven by the level of nonresidential construction activity. In our fiscal 2019, however, we experienced a surge of low-priced imports into certain of our markets as foreign competitors capitalized on the cost advantage they have following the imposition of the Section 232 tariff on imports of hot rolled steel wire rod, our principal raw material. Since the tariff was not applied to most products produced from wire rod, including those manufactured by our company, foreign competitors have gained market share by substantially underpricing domestic producers, leading to significant margin compression for Insteel and its domestic competitors. Highlights of our fiscal 2019 performance are as follows:

- Our revenues increased marginally from $453.2M in fiscal 2018 to $455.7M in fiscal 2019 reflecting an 8.1% increase in average selling prices that offset a 7.1% reduction in shipments.

- Net earnings decreased from $36.3M ($1.88 per diluted share) to $5.6M ($0.29 per diluted share).

- Return on capital, as calculated under our Return on Capital Incentive Compensation Plan ("ROCICP") decreased to 1.8% from 16.6% in fiscal 2018.

- We invested $10.5M in our facilities during fiscal 2019 in support of our ongoing efforts to reduce production costs, enhance our manufacturing capabilities and strengthen our market leadership position.

- We ended fiscal 2019 debt-free with $38.2M of cash and no borrowings outstanding on our $100M revolving credit facility, providing us with ample liquidity to meet our funding requirements and pursue growth opportunities.

How Our Performance Affected Executive Officers' Compensation

We design our executive officer compensation programs to maintain a close alignment between our financial performance and total executive compensation based on the Company's return on capital. We believe return on capital is more closely correlated with the creation of shareholder value than any other performance measurement. We did not pay any short-term incentives in fiscal 2019, since our return on capital fell short of the minimum required for any payment under the ROCICP.

The alignment between pay and performance in our programs is reflected in the correlation between the incentive payments under our ROCICP and our financial results. Because our markets are highly cyclical, we anticipate that the short-term incentive compensation of our executive officers will experience similar volatility, and we do not apply subjective factors to adjust that compensation during periods where our failure to meet our return-on-capital targets may be due to factors outside the control of

our executive officers. The following chart shows the substantial variability of our short-term incentive payments to our executive officers over the previous 10 years:

FY	Short-Term Incentive Payments As Percent of Target	Return on Capital (As Calculated Under Our ROCICP)
2010	0.0%	1.2%
2011	0.0%	5.1%
2012	0.0%	1.4%
2013	85.6%	7.7%
2014	140.0%	10.4%
2015	153.1%	11.1%
2016	200.0%	23.1%
2017	163.0%	12.5%
2018	200.0%	16.6%
2019	0.0%	1.8%

Our Key Compensation Practices

Our Board and Committee maintain governance standards applicable to our executive compensation and also maintain active oversight of our program, through the following key practices:

✓ A Committee comprised solely of independent directors.

✓ An independent compensation consultant that reports to and is directed by the Committee, and that provides no other services to the Company.

✓ A clawback policy in the event of a financial restatement.

✓ Change in control payments that are contingent upon a qualifying transaction and a qualifying termination of employment (commonly referred to as a "Double Trigger").

✓ Share ownership guidelines.

✓ No tax gross-ups of any kind including for any excise taxes in conjunction with payments that are contingent upon a change in control.

✓ No significant perquisites.

✓ Award caps that apply to both our ROCICP and to our long-term incentives.

✓ Mitigation of risk, in that responsible management of our assets is an integral component of the calculation of annual incentives payable under our ROCICP.

The remainder of this section of our proxy statement more fully describes our compensation program.

II. Overall Objectives

The Committee believes that the success of the Company requires experienced leadership that fully understands the realities of Insteel's challenging business environment and has demonstrated superior business judgment as well as the ability to effectively manage and operate the business. The Committee's goal in developing its executive compensation system has been:

- to attract, motivate and retain executives who will be successful in this environment;
- to align executives' interests with those of our shareholders; and
- to provide appropriate rewards based on the financial performance of our business.

The Company is committed to "pay for performance" at all levels of the organization, and accordingly a substantial proportion of each executive officer's total compensation is variable, meaning that it is determined based upon the Company's financial performance. The Committee does not have a fixed formula to determine the percentage of pay that should be variable, but reviews the mix between base salary and variable compensation on an annual basis to ensure that its goal of paying for performance will be achieved.

The Committee also believes it is critically important to retain executive officers who have demonstrated their value to the Company. Accordingly, several elements of our compensation system are intended to provide strong incentives for executive officers to remain employed by us. For example, we provide a non-qualified supplemental retirement benefit to executive officers that requires a minimum of 10 years of service before any benefit vests and 30 years of service to earn the full benefit provided (50% of base salary per year for 15 years following retirement).

The Committee developed its executive compensation system with the assistance of an independent consultant, Pearl Meyer & Partners, LLC ("Pearl Meyer"). The consultant reports directly to the Committee and provides a scope of services that is defined by the Committee.

Consistent with the Committee's policy, Pearl Meyer performed no other services for us during fiscal 2019. The Committee is responsible for establishing the CEO's compensation, and it reviews and evaluates recommendations from the CEO regarding the compensation of other executive officers. The Committee regularly meets in executive session without members of management present, and solicits input from its consultant as necessary during its deliberations. In connection with its engagement of Pearl Meyer, the Committee conducted a conflict of interest assessment by using the factors applicable to compensation consultants under SEC and Nasdaq rules. After reviewing these and other factors, the Committee determined that Pearl Meyer was independent and that its engagement did not present any conflicts of interest.

Following are the features of the compensation system that support the attainment of the Committee's fundamental objectives:

- **Attract, motivate and retain key executives by providing total compensation opportunities competitive with those provided to executives employed by companies of a similar size and/or operating in similar industries.**

  In formulating our approach to total compensation each year, the Committee requires its consultant to compile peer group data and benchmark our compensation system against systems of other companies in similar industries, as well as comparably-sized companies in other industries. The objective of our benchmarking process is to provide total compensation opportunities to our executive officers that are near the median of our peer group. Although comparisons to compensation levels in other companies are considered helpful in assessing the overall competitiveness of our compensation practices, the Committee does not believe it needs to adhere precisely to the mathematical median, and it places a relatively greater emphasis on overall compensation opportunities rather than on setting each element of compensation at or near the median for that element.

- **Align executives' interests with those of our shareholders by closely linking performance-based compensation to corporate performance.**

  - *Annual Incentive.* Our primary objective is to create shareholder value. To motivate our executive officers and align their interests with those of our shareholders, we provide annual incentives, which are designed to reward them for the attainment of short-term goals, and long-term incentives, which are designed to reward them for increases in our shareholder value over time. The annual incentive for our executive officers is based entirely on the Company's return on capital, which is a measure that incorporates both the generation of earnings and the management of the Company's balance sheet and is closely correlated with long-term shareholder returns.

  - *Long-Term Incentives.* Our long-term incentives are entirely equity-based, comprised of 50% RSUs and 50% stock options. Use of these equity-based incentives ensures that their value is directly linked to changes in the price of our common stock. Following much consideration, we believe the time-based vesting of equity awards is appropriate in view of the highly volatile nature of our markets and financial performance. Our long-term incentive program does not include a cash component.

- **Encourage long-term commitment to the Company.**

  We believe that the value provided by employees increases over time as they become increasingly knowledgeable about our industry, customers and competitors, as well as our business processes, people and culture. We believe that providing incentives for executive officers to remain with the Company will enhance its long-term value. Accordingly, we deliberately include programs such as our Supplemental Retirement Plan ("SRP") and Change-in-Control Severance Agreements as components of our executive compensation system to provide such incentives. The full benefit under our SRP is not earned until an executive officer is employed by us for 30 years, and the minimum benefit under these agreements requires 10 years of service. We believe that our long-term incentives are also a key element of our effort to ensure retention of our key executives.

● **Administrative simplicity and direct line of sight to performance.**

Each component of the Company's compensation program is formulaic and focused on creating short-term and long-term shareholder value. The absence of subjective and behavioral criteria in the plan simplifies administration and promotes clear line of sight for participants between performance and their compensation.

III. Elements of Compensation

Our executive compensation system is comprised of base salary; our ROCICP, which provides for annual incentive payments; long-term incentives (consisting of RSUs and stock options); a supplemental retirement plan provided through individual agreements with each executive officer; Change-in-Control Severance Agreements and (in the case of our CEO and CFO)

Severance Agreements, each of which specifies payments and benefits upon, respectively, a change in control and involuntary termination; and certain other benefits such as medical, life and disability insurance and participation in the Company's 401(k) retirement savings plan. We do not provide significant perquisites to executive officers.

A brief description of each element of our executive compensation system and the objective of each element is set forth below.

Compensation Element	Description	Objective
Base Salary	Fixed cash compensation.	● Provide basic level of income. ● Compensate executive officers for fulfilling basic job responsibilities. ● Provide base pay commensurate with median salaries of peer group. ● Attract and retain key executive officers.
ROCICP Annual Incentive Program	Variable cash compensation paid pursuant to a plan in which all of our sales and administrative employees participate.	● Align executive compensation with shareholder interests through the payment of an incentive that is based on return on capital, a metric closely correlated with the creation of shareholder value. ● Reward executive officers based on actual returns generated relative to the Company's cost of capital.
Long-Term Incentives	Variable compensation granted 50% as RSUs (vesting after three years) and 50% as stock options (vesting one-third each year for three years).	● Further align executive compensation with shareholder interests by linking the value of these incentives to changes in the Company's common stock price. ● Aid in retention and encourage long-term commitment to the Company.
Supplemental Retirement Plan	Non-qualified retirement plan providing additional income to executive officers for 15 years following retirement.	● Aid in retention and encourage long-term commitment to the Company. ● Compensate for federal limits on qualified retirement plans.
Severance/Change-in-Control Severance ("CIC") Agreements	Our CEO and CFO have severance agreements that specify payments to them in the event of involuntary termination. All executive officers have CIC agreements specifying their rights related to termination of employment following a change in control of the Company.	● Encourage long-term commitment to the Company. Focus executives on shareholder interests. ● Provide transition assistance in the event of job loss.
Other Benefits	Medical, life and disability insurance; 401(k) savings plan.	● Provide insurance and basic retirement benefits of the same nature that other Company employees receive.

The discussion below provides more detailed information regarding the elements of our compensation programs for executive officers.

Peer Group

As previously noted, we did not adjust our Executive Officers' compensation in 2019. The custom peer group constructed by the Committee and used by the consultant to benchmark the compensation changes that were implemented in fiscal 2018 consisted of the following publicly-traded companies:

Company Name	Ticker Symbol	Company Name	Ticker Symbol
Quanex Building Products Corp.	NX	Trex Co., Inc.	TREX
Gibraltar Industries, Inc.	ROCK	PGT Innovations, Inc.	PGTI
Simpson Manufacturing Co.	SSD	TimkenSteel Corporation	TMST
Eagle Materials, Inc.	EXP	Continental Building Products, Inc.	CBPX
L.B. Foster Company	FSTR	Ampco-Pittsburgh Corporation	AP
United States Lime & Minerals, Inc.	USLM	Synalloy Corporation	SYNL
Northwest Pipe Co.	NWPX		

Base Salaries

Base salaries are established by the Committee and reviewed, but not necessarily adjusted, annually. In establishing and adjusting base salaries, the Committee considers the following factors:

- The executive's performance;
- The executive's responsibilities;
- The strategic importance of the position;
- Competitive market compensation information;
- Skills, experience and the amount of time the executive has served in the position; and
- The Company's recent performance and current business outlook.

Annual Incentive

The annual incentive compensation of our executive officers is based on our financial performance pursuant to the terms of our ROCICP. This plan also applies to all of our sales and administrative employees, with target annual incentive payments ranging from 10% to 70% of annual base salary during fiscal 2019, and payments capped at twice the target incentive level. Based on peer group information, the Committee believes our annual incentive opportunity for executive officers at targeted award levels, when added to base salary levels, brings potential total cash compensation near the median total cash compensation for our peer group. When the annual incentive is at maximum levels, reflecting excellent Company performance, the potential total cash compensation would be above the median for our peer group. The Committee believes this balance between base salaries and annual cash incentives is appropriate, in that our executive officers' cash compensation will be near the median for our peer group only if our short-term goals are achieved, and our goal is that such compensation exceeds the median in the event of superior performance during the fiscal year.

For fiscal 2019, we calculated our weighted average cost of capital ("WACC"), for purposes of calculating incentive awards under the ROCICP, to be 10.5% (compared to 10.5% for fiscal 2018 and

9.5% for fiscal 2017), based on a weighted average of (i) our after-tax interest rate for debt, and (ii) the after-tax return that we believe would be expected by a prudent investor in our stock (which our Committee set at 10.5%). Attaining a return equal to our WACC would have resulted in the payout of incentive compensation at the target bonus level. The performance level at which the maximum incentive payment would be earned was set at 15.5% of the beginning of the year invested capital (WACC + 5%) while the minimum threshold at which an incentive payment would be earned was set at 5.5% of the beginning of year invested capital (WACC - 5%). The actual return on our WACC as calculated under our ROCICP for fiscal 2019 was 1.8%, resulting in no incentive payments to our executive officers.

For fiscal 2020, the Committee determined that the WACC, for the purposes of the ROCICP, will again be 10.5%, based on current estimates of the Company's cost of debt and equity and its expected capital structure.

The Committee believes that return on invested capital is the most appropriate metric for the annual incentives in that it is driven off both the generation of earnings and responsible management of our balance sheet, and is closely correlated with the creation of shareholder value. Since responsible management of our assets is an integral component of the annual incentive calculation, the Committee believes that use of this program inherently restrains excessive risk-taking on the part of management. The amounts earned annually under the ROCICP are established strictly by formula. The ROCICP does not provide for adjustments to the annual incentive based on subjective factors.

The ROCICP provides that, in the event of a material restatement of earnings, the Board has the right to recover payments previously made under the ROCICP, or to reduce future payments. In making a determination whether and from whom to recover previously paid awards, or to reduce future awards, the Committee will consider the magnitude of the restatement, the reason for the restatement, the role played by any executive officers in the actions and decisions leading to the restatement as well as any other factors the Committee deems relevant.

Long-Term Incentives

Our long-term incentives are entirely equity-based, consisting of 50% RSUs and 50% stock options. Prior to fiscal 2015, these awards were granted under our 2005 Equity Incentive Plan, as amended. On February 17, 2015 our shareholders approved our 2015 Equity Incentive Plan (the "2015 Plan"), and equity awards beginning on that date have been made under the 2015 Plan. All long-term equity incentives granted to our executive officers during fiscal 2019 were granted under the 2015 Plan. The targeted amount of the awards was established by the Committee early in fiscal 2007 based on input from our independent consultant at that time, Mercer. These targeted amounts were most recently reviewed by the Committee in fiscal 2018 and were maintained during fiscal 2019 at the same rate. The targeted value of the long-term incentives for each executive officer during fiscal 2019 was as follows: Mr. Woltz : $600,000; Messrs. Gazmarian and Wagner: $275,000 each; Mr. Petelle: $150,000.

The RSUs and stock options are awarded in two equal tranches, with the first tranche effective on the date of our February annual shareholders meeting and the second tranche effective on the date that is six months after the annual shareholders meeting. These dates are typically about three weeks after the announcement of our quarterly financial results. The Committee believes that providing these awards on predetermined dates that closely follow the reporting of our quarterly financial results is the most appropriate approach for us.

The number of RSUs and stock options to be awarded to each of our executive officers on each grant date is calculated based on the closing price on such date. For example, the target value of long-term incentives granted to Mr. Woltz during fiscal 2019 was established by the Committee at $600,000. Accordingly, he received the awards of RSUs and stock options in the amounts shown below on the dates indicated. Since the value of each grant of options and RSUs is pre-determined by the Committee, and the awards occur on pre-established dates, management does not participate in the process of granting these options and RSUs.

Date	Type of Grant	No. of Units	Closing Price	ASC Topic 718 Grant Date Value
2/12/19	RSUs	6,954	$21.57	$149,998
2/12/19	Stock Options	18,444	$21.57	$149,998
8/12/19	RSUs	8,219	$18.25	$149,997
8/12/19	Stock Options	23,112	$18.25	$149,997

The value of each share of Company stock subject to a stock option was established with the assistance of a financial consultant retained by us to calculate the value of our option grants for financial reporting purposes using a Monte Carlo option valuation model. The value of each share of stock subject to a grant of option was established at $7.96 per option share on February 12, 2019 and at $6.49 per option share on August 12, 2019.

Retirement Benefits

Our executive officers each participate in the 401(k) "defined contribution" plan that is available to substantially all our employees. Under this plan, the Company will match 100% of salary deferrals on the first 1% of the participant's eligible compensation and 50% of the next 5% of eligible compensation. However, Internal Revenue Service ("IRS") regulations place significant limits on the ability of our executive officers to defer the same portion of their compensation as other participants. To help compensate for these limits, but in a manner that provides significant incentives for executives to remain employed by us, the Committee has established the SRP, which is implemented through individual agreements in which certain of our executives, including all our executive officers, participate. An executive officer is eligible for the full benefit under the SRP if the executive officer remains employed by us for a period of at least 30 years. In that case, we will pay the executive officer, during the 15-year period following the later of (i) retirement, or (ii) reaching age 65, a supplemental retirement benefit equal to 50% of the executive officer's average annual base salary for the five consecutive years in which he or she received the highest base salary in the 10 years preceding retirement.

An executive officer may receive reduced benefits under the SRP if the executive officer retires prior to completing 30 years of service, so long as the executive has reached at least age 55 and has completed at least 10 years of service. If the executive officer does not complete 10 years of service, no benefit is paid under the SRP. If the executive officer completes at least 10 years, but less than 30, the amount of the benefit will be reduced by 1/360th for each month short of 360 months that the executive officer was employed by us.

Under the SRP, we also provide for pre-retirement disability and death benefits. The disability benefit is payable to an executive officer if, due to disability, the executive officer's employment terminates before reaching "normal retirement age" as defined for Social Security purposes, or completing 30 years of service. In this event, we would pay the executive officer, during the 10-year period following the date of disability, a supplemental retirement benefit equal to the early retirement benefit described in the preceding paragraph, except that such early retirement benefit, when added to the benefits received (if any) by the executive officer under our long-term disability insurance plan for employees, may not exceed 100% of the executive officer's highest average annual base salary for five consecutive years in the 10-year period preceding the date on which his disability occurred. If the long-term disability insurance payments end prior to the end of the 10-year period, the pre-retirement disability benefit will continue for the remainder of the 10-year period in an amount equal to 50% of the executive officer's highest average annual base salary for five consecutive years in the 10-year period preceding the date on which the executive officer's disability occurred.

The death benefit is payable in the event that the executive officer dies while employed by us. In this event, we will pay to the executive officer's beneficiary, for a term of 10 years following the executive officer's death, a supplemental death benefit in an amount equal to 50% of the executive officer's highest average annual base salary for five consecutive years in the 10-year period preceding the date of his or her death.

Change-in-Control Severance Agreements

We have entered into change-in-control severance agreements with each of our executive officers. These agreements specify the terms of separation in the event that termination of employment occurs following a change in control. These agreements are considered "double-trigger" change-in-control severance agreements, since no benefits are payable under them unless both a change in control and loss of employment occur. The initial term of each agreement is two years and the agreements automatically renew for successive one-year terms unless we or the executive officer provides notice of termination. The agreements do not provide assurances of continued employment, nor do they specify the terms of an executive officer's termination should the termination occur in the absence of a change in control.

The Committee first provided change-in-control severance agreements to our executive officers in May 2003 because it believed that such agreements should be provided to individuals serving in executive positions that can materially affect the consummation of a change- in-control transaction and are likely to be materially affected by a change in control.

These agreements are consistent with the Committee's overall objective of aligning the interests of executive officers and shareholders in that they provide protection to the executive officers in the event of job loss following a transaction. Absent this protection, the executive may be distracted by personal uncertainties and risks in the event of a proposed transaction or may not vigorously pursue certain transactions that would benefit shareholders due to potential negative personal consequences.

Under the terms of these agreements, in the event of termination within two years of a change in control, Messrs. Woltz and Gazmarian would receive severance benefits equal to two times base salary, plus two times the average bonus for the prior three years and the continuation of health and welfare benefits (including payment of premiums for "COBRA" coverage) for two years following termination. Messrs. Wagner and Petelle would receive severance benefits equal to one times base salary, plus one times the average bonus for the prior three years and the continuation of health and welfare benefits (including payment of premiums for "COBRA" coverage) for one year following termination. In addition, all stock options and RSUs outstanding immediately prior to termination would vest and, in the case of options, become exercisable for the remainder of the term provided for in the original agreement relating to each grant of options. Finally, we would pay up to $15,000 for outplacement services for Messrs. Woltz , Gazmarian, Wagner and Petelle.

The terms of the change-in-control severance agreements were based on prevailing practice at the time the agreements were executed, and are responsive to market forces affecting securing and retaining the services of executive officers. The Committee determined to provide relatively greater change-in-control severance benefits for Mr. Woltz , our CEO, and Mr. Gazmarian, our CFO, because it believed they would likely be most engaged in any negotiations leading to a transaction that would result in a change in control, and that they would be less likely to retain their positions following a change in control.

Any termination benefits payable under a change-in-control severance agreement are subject to reduction, if necessary, to avoid the application of the "golden parachute" rules of Section 280G and the excise tax imposed under Section 4999 of the Internal Revenue Code. The agreements do not provide for a "gross up" of any payments to cover any tax liability that may be imposed on our executive officers.

Severance Agreements

We have entered into severance agreements with Mr. Woltz and Mr. Gazmarian. The severance agreements provide certain termination benefits in the event that we terminate the employment of Mr. Woltz or Mr. Gazmarian without cause (as defined in each severance agreement). Each severance agreement provides for automatic one-year renewal terms unless we or Mr. Woltz or Mr. Gazmarian provide prior notice of termination.

We first entered into the severance agreements with Messrs. Woltz and Gazmarian in December 2004. At that time, the Committee concluded that Messrs. Woltz and Gazmarian, who were leading efforts to restructure the Company, required additional protection in the event that either of them lost his position under circumstances in which he would not be entitled to benefits under his change-in-control severance agreement.

Neither Mr. Woltz nor Mr. Gazmarian would be entitled to termination benefits under a severance agreement (i) if his employment with us is terminated for cause, or (ii) if he is entitled to receive benefits under the change-in-control severance agreement described above.

Under the terms of the severance agreements, if Mr. Woltz or Mr. Gazmarian were terminated without cause, each would receive a lump sum severance payment equal to one and one-half times his annual base salary, and the continuation of health and welfare benefits (including payments of premiums for "COBRA" coverage), for 18 months following termination. In addition, all stock options and RSUs outstanding immediately prior to termination would vest and, in the case of options, become exercisable for the remainder of the term provided for in the original agreement relating to each grant of options. Finally, we would pay up to $15,000 each for outplacement services for Mr. Woltz and for Mr. Gazmarian. At the time these agreements were entered into, the Committee believed their terms were comparable to those provided to senior officers of similar public companies.

Any termination benefits payable under a severance agreement are subject to reduction, if necessary, to avoid the application of the "golden parachute" rules of Section 280G and the excise tax imposed under Section 4999 of the Internal Revenue Code.

The Committee periodically reviews the payments that could be received by executive officers pursuant to their respective severance and change-in-control severance agreements, but does not consider the amount of the potential benefits under these agreements when it establishes the elements of each executive officer's ongoing compensation.

Broad-Based Employee Benefits

Our executive officers participate in employee benefit plans that are offered to all employees, such as health, life and disability insurance and our 401(k) retirement savings plan. Our salaried employees are entitled to designate a beneficiary who will receive a death benefit in the event of the employee's death while employed by us. The amount of the death benefit is determined by the employee's salary grade. The death benefit payable to beneficiaries of each of our executive officers is $500,000. We maintain "split dollar" life insurance policies on a broad group of employees, including each of our executive officers, to fund the payment of the death benefit. Proceeds of these policies are payable to us.

Our broad-based employee benefit programs are reviewed periodically to ensure that these programs are adequate based on competitive conditions as well as cost considerations.

Executive Compensation Committee Report

The Executive Compensation Committee of the Company's Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with Company management. Based on this review and discussion, the Executive Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for fiscal 2019.

This Executive Compensation Committee report shall be deemed furnished in our Annual Report on Form 10-K for fiscal 2019, is otherwise not incorporated by reference into any of our previous filings with the SEC and is not to be deemed "soliciting material" or incorporated by reference into any of our future filings with the SEC, irrespective of any general statement included in any such filing that incorporates the Annual Report on Form 10-K referenced above or this proxy statement by reference, unless such filing explicitly incorporates this report.

Executive Compensation Committee

Jon M. Ruth (Chair)
Abney S. Boxley
Anne H. Lloyd
Joseph A. Rutkowski
G. Kennedy Thompson

Summary Compensation Table

The following table and accompanying footnotes provide information regarding compensation of our Chief Executive Officer, Chief Financial Officer and our two other executive officers for the fiscal year ended September 28, 2019.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Stock Awards[1] ($)	Option Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[3] ($)	All Other Compensation[4] ($)	Total ($)
H. O. Woltz III	2019	635,000	299,995	299,995	0	511,779	22,691	1,769,460
President and CEO	2018	606,731	299,984	300,000	849,423	196,087	59,634	2,311,859
	2017	600,000	299,969	299,996	684,600	216,366	73,235	2,174,166
Michael C. Gazmarian	2019	345,000	137,492	137,500	0	289,787	15,548	925,327
Vice President, CFO and Treasurer	2018	328,896	137,522	137,505	394,615	99,067	30,277	1,127,882
	2017	325,000	137,493	137,505	317,850	110,199	38,042	1,076,089
James F. Petelle	2019	225,000	75,014	74,999	0	91,114	15,675	481,802
Vice President - Administration	2018	211,268	74,996	74,993	253,523	54,922	24,074	693,776
and Secretary	2017	208,000	75,008	75,001	203,424	64,600	27,286	653,319
Richard T. Wagner	2019	330,000	137,492	137,500	0	293,511	14,946	913,449
Vice President - General Manager,	2018	305,769	137,522	137,505	366,923	103,917	29,681	1,081,317
Insteel Wire Products	2017	300,000	137,493	137,505	293,400	112,679	36,779	1,017,856

(1) The amounts reported in these columns reflect the aggregate grant date fair value of stock and option awards granted during each fiscal year and do not reflect the actual value, if any, that may be received by executive officers for their awards. Our assumptions used in the calculation of these amounts for fiscal 2019 are set forth in Note 9 of our consolidated financial statements as reported in our Annual Report on Form 10-K for the fiscal year ended September 28, 2019. Dividend equivalents paid on RSUs are currently paid in cash and are reported in the "All Other Compensation" column.

(2) The amounts reported in this column for 2018 and 2017 are the annual cash incentive amounts accrued for such fiscal years under our ROCICP. No cash amounts were accrued for fiscal 2019.

(3) Amounts reported for each fiscal year represent the increase in the present actuarial value during such fiscal year of the executive officer's accumulated benefits under our Retirement Savings Plan determined using interest rate assumptions consistent with those set forth in Note 11 of our consolidated financial statements as reported in our Annual Report on Form 10-K for the fiscal year ended September 28, 2019. These amounts were calculated based on the following discount rate assumptions as of the end of each fiscal year: 2017, 3.75%, 2018, 4.0% and 2019, 3.0% If the discount rate had not been changed during fiscal 2019, the amounts reported for fiscal 2019 would have been as follows: Mr. Woltz, $211,423; Mr. Gazmarian, $142,673; Mr. Petelle, $17,688; Mr. Wagner, $143,942. Executive officers may not be fully vested in the amounts reflected herein. We do not offer any program for deferring compensation and therefore there were no above-market earnings on deferrals that were required to be reported in this column.

(4) Amounts shown for fiscal 2019 include (i) dividend equivalents paid on RSUs; (ii) the current dollar value attributed by the IRS to the death benefit program we provide to our executive officers; and (iii) the amount of matching funds paid into our Retirement Savings Plan on behalf of the executive officers. The following table shows the amount of each component described above.

Name	Dividend Equivalents Paid on RSUs ($)	Death Benefit Value ($)	401(k) Matching Payments ($)
H. O. Woltz III	3,647	3,583	15,461
Michael C. Gazmarian	1,671	3,583	10,294
James F. Petelle	942	6,858	7,875
Richard T. Wagner	1,671	3,583	9,692

Fiscal 2019 Grants of Plan-Based Awards

The following table provides information regarding (1) annual incentive compensation payments to our executive officers under our ROCICP, and (2) the value of stock options and RSUs awarded to our executive officers during fiscal 2019 under our 2015 Plan.

Beginning in fiscal 2006, our practice has been to grant equity awards on two dates each fiscal year: the date of our annual shareholders meeting and the date that is six months after the shareholders meeting. Stock options have a 10-year term and vest in equal annual increments of one-third of the amount of each grant on the first, second and third anniversaries of the grant date. Options are priced at the closing price of our stock on the date of grant, as reported on Nasdaq. RSUs are settled in shares of our common stock at the end of three years. Our executive officers do not have the right to vote the shares represented by RSUs,

and may not sell or transfer RSUs, or use them as collateral. We pay dividend equivalents in cash on outstanding RSUs.

Generally, stock options and RSUs are subject to forfeiture if an executive officer leaves our employ for reasons other than death, disability or retirement prior to vesting or lapse of restrictions. Pursuant to the Severance Agreements we have with Messrs. Woltz and Gazmarian, vesting of their stock options and RSUs will accelerate in connection with a termination without cause. For all of our executive officers, if employment with us terminates due to death, disability or retirement, or without cause in connection with a change in control pursuant to the terms of our Change-in-Control Severance Agreements, the vesting of their stock options and RSUs will accelerate. See "Potential Payments Upon Termination or Change in Control."

FISCAL 2019 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)				
H. O. Woltz III	N/A		444,500	889,000				
	2/12/2019				6,954			149,998
	2/12/2019					18,844	21.57	149,998
	8/12/2019				8,219			149,997
	8/12/2019					23,112	18.25	149,997
Michael C. Gazmarian	N/A		207,000	414,000				
	2/12/2019				3,187			68,744
	2/12/2019					8,637	21.57	68,751
	8/12/2019				3,767			68,748
	8/12/2019					10,593	18.25	68,749
James F. Petelle	N/A		135,000	270,000				
	2/12/2019				1,739			37,510
	2/12/2019					4,711	21.57	37,500
	8/12/2019				2,055			37,504
	8/12/2019					5,778	18.25	37,499
Richard T. Wagner	N/A		198,000	396,000				
	2/12/2019				3,187			68,744
	2/12/2019					8,637	21.57	68,751
	8/12/2019				3,767			68,748
	8/12/2019					10,593	18.25	68,749

(1) The options and RSUs granted on the dates shown in this column were granted under our 2015 Plan.

(2) Our incentive award program, which we refer to as our Return on Capital Incentive Compensation Plan, or ROCICP, is considered a non-equity incentive plan and is discussed above under "Compensation Discussion and Analysis – Elements of Compensation." There is no threshold amount payable under the program. The amounts shown in the "Target" column reflect each executive officer's target bonus percentage of base salary set by the Executive Compensation Committee for fiscal 2019. The amounts shown in the "Maximum" column reflect the maximum amount payable to each executive officer under the program based on his target bonus percentage.

(3) For each option, the exercise price per share is the closing price of our common stock on Nasdaq on the grant date.

(4) Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The actual value an executive officer may receive depends on the market price of our stock, and there can therefore be no assurance that amounts reflected in this column will actually be realized.

Our equity-based compensatory awards for fiscal 2019 were issued pursuant to our 2015 Plan. This plan was approved by our shareholders on February 17, 2015. The maximum number of shares issuable under the 2015 Plan may not exceed 900,000 shares, but only 350,000 of the 900,000 shares may be used for "full-value" grants, that is, for restricted stock, RSUs or performance awards. We are currently seeking approval of our shareholders to increase to 1,650,000 the maximum number of shares issuable under the 2015 Plan, of which only 600,000 may be used for full-value grants. Awards settled in cash and shares subject to awards that were forfeited, canceled, terminated, expire or lapse for any reason do not count against this limit, except that shares tendered to exercise outstanding options or shares tendered or withheld to pay taxes do count against the limit. Awards that may be granted under the 2015 Plan include incentive options and non-qualified options, restricted stock awards and RSUs, and performance awards. The number of shares reserved for issuance under the 2015 Plan and the terms of awards may be adjusted upon certain events affecting our capitalization. The 2015 Plan is administered by our Executive Compensation Committee. Subject to the terms of the 2015 Plan, the Executive Compensation Committee has authority to take any action with respect to the 2015 Plan, including selection of individuals to be granted awards, the types of awards and the number of shares of common stock subject to an award, and determination of the terms, conditions, restrictions and limitations of each award.

Additional discussion regarding factors that may be helpful in understanding the information included in the Summary Compensation Table and Fiscal 2019 Grants of Plan-Based Awards table is included above under "Compensation Discussion and Analysis."

Outstanding Equity Awards at Fiscal Year End 2019

The following table provides information regarding unexercised stock options and unvested RSUs held by our executive officers as of September 28, 2019, the last day of fiscal 2019. All values in the table are based on a market value of our common stock of $20.71, the closing price reported on Nasdaq on September 27, 2019, the last trading day during fiscal 2019.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2019

	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Option (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Units of Stock That Have Not Vested (#)[2]	Market Value of Units of Stock That Have Not Vested ($)
H. O. Woltz III	7,657	0	18.05	8/17/2025	33,463	693,019
	5,754	0	23.95	2/11/2026		
	8,643	0	34.49	8/11/2026		
	7,321	3,660	37.06	2/7/2027		
	10,729	5,365	26.75	8/7/2027		
	4,780	9,560	29.69	2/13/2028		
	3,512	7,022	41.85	8/13/2028		
	0	18,844	21.57	2/12/2029		
	0	23,112	18.25	8/12/2029		
Michael C. Gazmarian	3,509	0	18.05	8/17/2025	15,338	317,650
	2,637	0	23.95	2/11/2026		
	5,942	0	34.49	8/11/2026		
	3,355	1,678	37.06	2/7/2027		
	4,918	2,459	26.75	8/7/2027		
	2,191	4,382	29.69	2/13/2028		
	1,610	3,218	41.85	8/13/2028		
	0	8,637	21.57	2/12/2029		
	0	10,593	18.25	8/12/2029		
James F. Petelle	1,000	0	17.22	8/12/2023	8,367	173,281
	1,438	0	23.95	2/11/2026		
	3,241	0	34.49	8/11/2026		
	1,830	915	37.06	2/7/2027		
	1,341	1,341	26.75	8/7/2027		
	1,195	2,390	29.69	2/13/2028		
	878	1,755	41.85	8/13/2028		
	0	4,711	21.57	2/12/2029		
	0	5,778	18.25	8/12/2029		
Richard T. Wagner	2,637	0	23.95	2/11/2026	15,338	317,650
	5,942	0	34.49	8/11/2026		
	3,355	1,678	37.06	2/7/2027		
	2,459	2,459	26.75	8/7/2027		
	2,191	4,382	29.69	2/13/2028		
	1,610	3,218	41.85	8/13/2028		
	0	8,637	21.57	2/12/2029		
	0	10,593	18.25	8/12/2029		

(1) *All of these options have become exercisable or will become exercisable as to one-third of the total number of shares covered by such option on each of the first, second and third anniversary of the grant date. The grant date in each case is 10 years prior to the option expiration date.*

(2) *These RSUs will vest on the third anniversary of the date of grant. The number of shares that will vest on dates subsequent to the end of fiscal 2019 is shown in the following chart.*

	2/7/20	8/7/20	2/13/21	8/13/21	2/12/22	8/12/22
H.O. Woltz III	4,047	5,607	5,052	3,584	6,954	8,219
Michael C. Gazmarian	1,855	2,570	2,316	1,643	3,187	3,767
James F. Petelle	1,012	1,402	1,263	896	1,739	2,055
Richard T. Wagner	1,855	2,570	2,316	1,643	3,187	3,767

Options Exercised and Stock Vested During Fiscal Year 2019

The following table provides information regarding compensation earned by our executive officers as a result of vesting of restricted stock units and exercise of stock options during fiscal 2019.

OPTIONS EXERCISED AND STOCK VESTED

Name	Option Awards		Stock Awards	
	No. of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	No. of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
H. O. Woltz III	0	0	10,612	213,721
Michael C. Gazmarian	0	0	4,864	97,960
James F. Petelle	0	0	2,653	53,431
Richard T. Wagner	0	0	4,864	97,960

Pension Benefits

Through individual agreements, we provide supplemental retirement benefits to our executive officers which provide for payments to them for a 15-year period beginning on the later of their (i) retirement or (ii) reaching age 65. The maximum annual benefit payable under the SRP is equal to 50% of the executive officer's average annual base salary for the five consecutive years in which he received the highest salary during the 10 years prior to retirement. Only base salary is included in the calculation of the benefit under the SRP. To receive the maximum benefit under the SRP, the executive officer must be employed by us for at least 30 years. An executive officer will receive reduced benefits under the SRP if he is employed by us for at least 10 years and

retires at or after reaching age 55. Since Mr. Woltz has been employed by us for 30 years and has reached 55 years of age, his benefit under the SRP has fully vested. Messrs. Gazmarian, Petelle and Wagner all meet the minimum requirement for reduced retirement benefits under the SRP. For more information regarding the SRPs, see the discussion above under the "Compensation Discussion and Analysis – Elements of Compensation" section of this proxy statement. Assumptions used in the calculation of the amounts shown in the following chart are set forth in Note 11 of our consolidated financial statements as reported in our Annual Report on Form 10-K for fiscal 2019.

The following table shows the present value of the accumulated benefit as of September 28, 2019 payable at, following or in connection with retirement to each of our executive officers, including the number of years of service credited to each.

FISCAL 2019 PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
H. O. Woltz III	SRP	41	3,425,370	0
Michael C. Gazmarian	SRP	25	1,438,833	0
James F. Petelle	SRP	13	553,477	0
Richard T. Wagner	SRP	27	1,463,644	0

Potential Payments upon Termination or Change in Control

The discussion and tables below describe the potential payments that could be received by each of the executive officers if the executive officer's employment was terminated on September 28, 2019, the last day of our fiscal 2019. The amounts in the tables for stock options and RSUs represent the value of the awards

that would vest as a result of the termination of the executive officer's employment. For purposes of valuing the stock options and RSUs, the amounts below are based on a per share price of $20.71, which was our closing price as reported on Nasdaq on September 27, 2019 (the last trading day during fiscal 2019).

BENEFITS AND PAYMENTS UPON TERMINATION

	Voluntary Termination	Termination Without Cause	Termination Without Cause or for Good Reason after Change in Control	Retirement	Death	Disability
H. O. Woltz III						
Salary Continuation[1]	0	0	0	0	0	418,405
Severance Payment[2]	0	952,500	2,292,682	0	0	0
Stock Options[3]	0	56,856	56,856	56,856	56,856	56,856
RSUs[4]	0	693,019	693,019	693,019	693,019	693,019
Benefits[5]	0	29,743	39,657	0	0	0
Outplacement	0	15,000	15,000	0	0	0
Supplemental Retirement Plan[6]	3,425,370	3,425,370	3,425,370	3,425,370	2,520,837	2,520,837
Death Benefit[7]	0	0	0	0	500,000	0
TOTAL	**3,425,370**	**5,172,488**	**6,522,584**	**4,175,245**	**3,770,712**	**3,689,117**

	Voluntary Termination	Termination Without Cause	Termination Without Cause or for Good Reason after Change in Control	Retirement	Death	Disability
Michael C. Gazmarian						
Salary Continuation[1]	0	0	0	0	0	770,233
Severance Payment[2]	0	517,500	1,164,977	0	0	0
Stock Options[3]	0	26,059	26,059	26,059	26,059	26,059
RSUs[4]	0	317,650	317,650	317,650	317,650	317,650
Benefits[5]	0	29,743	39,657	0	0	0
Outplacement	0	15,000	15,000	0	0	0
Supplemental Retirement Plan[6]	1,438,833	1,438,833	1,438,833	1,438,833	1,355,321	1,355,321
Death Benefit[7]	0	0	0	0	500,000	0
TOTAL	**1,438,833**	**2,344,785**	**3,002,176**	**1,782,542**	**2,199,030**	**2,469,263**

(1) The amounts under the "Disability" column represent the lump-sum present value of bi-weekly payments which Messrs. Woltz and Gazmarian would be entitled to receive, pursuant to our disability insurance program, until their "normal retirement age" as defined by the Social Security Act, in the event of disability on September 28, 2019.

(2) These amounts would be paid to Messrs. Woltz and Gazmarian in a lump sum following termination without cause, pursuant to their severance agreements, or in the event of a termination following a change in control, pursuant to their change-in-control severance agreements.

(3) These amounts represent the difference between the market value of Insteel stock on September 28, 2019 and the option strike prices for unvested options that would vest (i) pursuant to the terms of the option grant agreements in the event of retirement, death or disability; (ii) pursuant to the terms of the severance agreement in the event of termination without cause; and (iii) pursuant to the terms of the change-in-control severance agreement in the event of termination following a change in control.

(4) These amounts represent the market value of RSUs on September 28, 2019 that would vest (i) pursuant to the terms of the RSU agreements in the event of retirement, death or disability; (ii) pursuant to the terms of the severance agreement in the event of termination without cause; and (iii) pursuant to the terms of the change-in-control severance agreement in the event of termination following a change in control.

(5) These amounts represent premiums for medical and dental insurance which would be paid by us for 18 months following termination without cause and 24 months following termination after a change in control.

(6) The amounts under the "Voluntary Termination," "Termination without Cause," "Termination without Cause after Change in Control" and "Retirement" columns for Messrs. Woltz and Gazmarian represent the lump-sum present value of their respective benefits under the SRP, on September 28, 2019, which in each case have vested. The amounts under the "Death" and "Disability" columns represent the estimated lump-sum present value of bi-weekly payments which Messrs. Woltz and Gazmarian (or their heirs) would have been entitled to receive for a 10-year period pursuant to the SRP in the event of death or disability on September 28, 2019.

(7) These amounts would be payable in a lump sum to the heirs of Messrs. Woltz and Gazmarian in the event of their death, pursuant to our death benefit program.

	Voluntary Termination	Termination Without Cause	Termination Without Cause or for Good Reason after Change in Control	Retirement	Death	Disability
James F. Petelle						
Salary Continuation[1]	0	0	225,000	0	0	0
Severance Payment[2]	0	0	152,316	0	0	0
Stock Options[3]	0	14,214	14,214	14,214	14,214	14,214
RSUs[4]	0	173,281	173,281	173,281	173,281	173,281
Benefits[5]	0	0	19,474	0	0	0
Outplacement	0	0	15,000	0	0	0
Supplemental Retirement Plan[6]	553,477	553,477	553,477	553,477	866,899	866,899
Death Benefit[7]	0	0	0	0	500,000	0
TOTAL	**553,477**	**740,972**	**1,152,762**	**740,972**	**1,554,394**	**1,054,394**

	Voluntary Termination	Termination Without Cause	Termination Without Cause or for Good Reason after Change in Control	Retirement	Death	Disability
Richard T. Wagner						
Salary Continuation[1]	0	0	330,000	0	0	822,711
Severance Payment[2]	0	0	220,108	0	0	0
Stock Options[3]	0	26,059	26,059	26,059	26,059	26,059
RSUs[4]	0	317,650	317,650	317,650	317,650	317,650
Benefits[5]	0	0	24,577	0	0	0
Outplacement	0	0	15,000	0	0	0
Supplemental Retirement Plan[6]	1,463,644	1,463,644	1,463,644	1,463,644	1,275,922	1,275,922
Death Benefit[7]	0	0	0	0	500,000	0
TOTAL	**1,463,644**	**1,807,353**	**2,397,038**	**1,807,353**	**2,119,631**	**2,442,342**

(1) The amounts under the "Termination without Cause or for Good Reason after Change in Control" column would be paid to Messrs. Petelle and Wagner on a semi-monthly basis for a period of one year, pursuant to their respective change-in-control severance agreements. The amount under the "Disability" column for Mr. Wagner represents the lump-sum present value of bi-weekly payments which he would be entitled to receive, pursuant to our disability insurance program, until his "normal retirement age" as defined by the Social Security Act, in the event of disability on September 28, 2019. Mr. Petelle has reached "normal retirement age" as defined by the Social Security Act and therefore would not receive benefits for disability pursuant to our disability program.

(2) These amounts would be paid in a lump sum to Messrs. Petelle and Wagner in the event of a termination following a change in control, pursuant to their change-in-control severance agreements.

(3) These amounts represent the difference between the market value of Insteel stock on September 28, 2019 and the option strike prices for unvested options that would vest (i) pursuant to the terms of the option grant agreements in the event of retirement, death or disability; and (ii) pursuant to the terms of the change-in-control severance agreement in the event of termination following a change in control.

(4) These amounts represent the market value of RSUs on September 28, 2019, that would vest (i) pursuant to the terms of the RSU agreements in the event of retirement, death or disability; and (ii) pursuant to the terms of the change-in-control severance agreement in the event of termination following a change in control.

(5) These amounts represent premiums for medical and dental insurance which would be paid by us for 12 months following termination after a change in control.

(6) The amounts under the "Voluntary Termination," "Termination without Cause," "Termination without Cause after Change in Control" and "Retirement" columns for Messrs. Petelle and Wagner represent the lump-sum present value of their respective benefits under the SRP, on September 28, 2019, which have vested. The amounts under the "Death" and "Disability" columns represent the estimated lump-sum present value of bi-weekly payments which Messrs. Petelle and Wagner (or their heirs) would have been entitled to receive for a 10-year period pursuant to the SRP in the event of death or disability on September 28, 2019.

(7) These amounts would be payable in a lump sum to the heirs of Messrs. Petelle and Wagner in the event of their death, pursuant to our death benefit program.

CEO Pay Ratio

Pursuant to Item 402(u) of SEC Regulation S-K, we are required to disclose the ratio of the compensation of our Chief Executive Officer to the compensation of our median employee during fiscal 2019. The annual total compensation of our CEO for fiscal 2019 was $1,769,460, as shown in the Summary Compensation Table on p. 37, and the annual total compensation for our median employee was $47,693, resulting in a pay ratio of 37 to 1.

During fiscal 2019, there was no change to our employee population or compensation arrangements that we reasonably believe would significantly affect our pay ratio disclosure. In addition, there was no change in the circumstances of the employee identified as the median employee in fiscal 2018. Accordingly, as permitted by SEC rules, we used the same employee that we identified for this purpose last year and used the employee's fiscal 2019 base rate of pay, overtime pay and production incentives as the measure to compare to the CEO's total compensation. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules and the methodology described above.

Director Compensation

Mr. Woltz, our CEO, receives no additional compensation for serving on our Board of Directors. Our independent directors receive an annual cash retainer and an annual grant of RSUs. The RSUs are granted on the date of our annual meeting and have a one-year vesting period. Beginning with the fourth quarter of fiscal 2018, we increased the annual cash retainers paid to Board members from $50,000 to $55,000 and we increased the value of our annual grant of RSUs from $50,000 to $60,000. Finally, we increased the annual fee paid to the chair of the Audit Committee from $10,000 to $15,000 and we implemented an annual fee of $15,000 payable to our Lead Independent Director. The Chairs of the Nominating and Governance Committee and the Executive Compensation Committee continue to receive annual fees of $10,000. Prior to the changes implemented in 2019, we last changed our director compensation program in fiscal 2014. The cash fees are paid to our directors quarterly. We do not pay additional "meeting fees" to directors for attendance at Board and committee meetings.

The following table shows the compensation we provided to our non-employee directors during fiscal 2019.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Abney S. Boxley III	55,000	60,008	250	115,258
Anne H. Lloyd[3]	27,500	0	0	27,500
Charles Newsome[4]	13,750	0	51	13,801
W. Allen Rogers II	72,500	60,008	301	132,809
Jon Ruth	66,250	60,008	301	126,559
Joseph Rutkowski	66,250	60,008	301	126,559
Ken Thompson	67,500	60,008	301	127,809

(1) This amount reflects the aggregate grant date fair value of restricted stock units awarded to each non-employee director on the date of our last annual meeting computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures, and does not reflect the actual value, if any, that may be received by our non-employee directors for their awards. The fair value of 2,782 RSUs issued to each non-employee director on February 12, 2019 was $60,008 based on a closing price of $21.57 on that date. RSUs granted to non-employee directors vest one year after the date of grant.

(2) This amount reflects dividend equivalents paid in cash on RSUs held by our non-employee directors.

(3) Ms. Lloyd joined our board on April 16, 2019.

(4) Mr. Newsome retired from our Board on February 12, 2019.

Compensation Committee Interlocks and Insider Participation

The Executive Compensation Committee consists of Messrs. Boxley, Ruth, Rutkowski and Thompson and Ms. Lloyd. None of the members of the Executive Compensation Committee have ever served as officers or employees of us or any of our subsidiaries. None of our executive officers served during fiscal 2019 as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has an executive officer who serves on our Board or Executive Compensation Committee.

Item Number Three Advisory Vote on the Compensation of our Executive Officers

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires us to hold a "Say-on-Pay" vote at least every three years. In light of the vote of the shareholders at our 2011 annual shareholders' meeting, which was re-affirmed at our 2017 annual shareholder's meeting, we determined to continue to hold Say-on-Pay votes annually.

As described in detail under the heading "Executive Compensation – Compensation Discussion and Analysis," we design our executive officer compensation programs to attract, motivate and retain the key executives who drive our success and to align the interests of our executive officers with the interest of our shareholders. We are committed to "pay for performance," meaning that a substantial proportion of our executive officer compensation is variable and will be determined based on our performance. In addition, we design our executive compensation to encourage long-term commitment by our executive officers to Insteel.

Please read the "Executive Compensation" section of this proxy statement, which includes our Compensation Discussion and Analysis, executive officer compensation tables and related narrative discussion, and describes in detail our compensation programs and policies for our executive officers and the decisions made by our Executive Compensation Committee for fiscal 2019. Highlights of our executive officer compensation programs and policies are as follows:

- We closely monitor the compensation programs of companies of similar size and similar industries, with the objective of providing total compensation opportunities to our executive officers that are near the median of our peer group.

- To motivate our executive officers and to align their interests with those of our shareholders, we provide annual incentives which are designed to reward our executive officers for the attainment of short-term goals, and long-term incentives which are designed to reward them for increases in our shareholder value over time.

- We did not pay annual incentives under our ROCICP to our executive officers for fiscal 2019 based on our return on capital. Annual incentives were paid at 200% of the targeted amounts in fiscal 2018, 163% in fiscal 2017, 200% in fiscal 2016, 153% in fiscal 2015, 140% in fiscal 2014 and 85.6% during fiscal 2013. For the four fiscal years prior to fiscal 2013, we did not pay annual incentives to our executive officers, due to the severe downturn in the market for our products.

- We provide executive officers with long-term incentives in the form of stock options and RSUs. These equity-based awards, which vest over a period of three years, link compensation with the long-term price performance of our stock, and also provide a substantial retention incentive.

- After consultation with our independent compensation consultant, we believe that while our long-term incentives may be viewed as less performance-based than those of our peers because they do not include performance contingent vesting, our annual incentive plan is generally more performance-based than plans of our peers, and therefore, taken as a whole, our compensation program is appropriately tied to Company performance. We also believe that time-based vesting of equity awards is appropriate due to cyclicality of our business and volatility of our financial results.

- We have entered into change-in-control severance agreements with each of our executive officers. These agreements provide certain benefits in the event of a termination following a change-in-control, also known as a "double-trigger" requirement. We do not provide for tax gross-up payments on any severance payments that would be made in connection with a change-in-control.

- We do not provide significant perquisites to our executive officers.

- We have adopted a clawback policy to recoup performance-based payments in the event of a material financial restatement.

- We have adopted a policy prohibiting our executive officers from entering into financial transactions designed to hedge or offset any decrease in the market value of our stock. This policy also requires our executive officers to pre-disclose any intention to enter into a transaction involving the pledge of our stock as collateral to secure personal loans.

We are requesting shareholder approval of the compensation of our executive officers as disclosed in this proxy statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives our shareholders the opportunity to express their views on our executive officers' compensation. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our executive officers and the philosophy, policies and practices described in this proxy statement.

The Say-on-Pay vote is an advisory vote which is not binding on us. However, the Board and our Executive Compensation Committee value the opinions expressed by shareholders in their vote on this proposal, and will carefully consider the outcome of the vote when making future compensation decisions with respect to our executive officers.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE FOR** THE APPROVAL OF THE COMPENSATION OF OUR EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

Item Number Four Ratification of the Appointment of Grant Thornton LLP

Independent Registered Public Accounting Firm

The Audit Committee of the Board has selected Grant Thornton LLP as our independent registered public accounting firm for our fiscal year ending October 3, 2020. We are submitting the selection of the independent registered public accounting firm for shareholder ratification at the Annual Meeting. We expect a representative of Grant Thornton LLP to be present at the Annual Meeting, and he or she will have the opportunity to make a statement and respond to appropriate questions.

Our organizational documents do not require that our shareholders ratify the selection of our independent registered public accounting firm. If our shareholders do not ratify the selection, the Audit Committee will reconsider whether to retain Grant Thornton LLP, but still may retain them nonetheless. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in our best interests.

Board Recommendation

☑ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE FOR** RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2020.

Fees Paid to Independent Registered Public Accounting Firm

During fiscal 2019, the services of the independent registered public accounting firm included the audit of our annual financial statements, a review of our quarterly financial reports to the SEC, services performed in connection with the filing of our proxy statement and our Annual Report on Form 10-K with the SEC, attendance at meetings with our Audit Committee, consultation on matters relating to accounting, financial reporting and tax-related matters, and advisory services. Our Audit Committee approved

all services performed by Grant Thornton LLP in advance of their performance. Grant Thornton LLP has served as our auditor since its appointment on July 27, 2002. Neither Grant Thornton LLP nor any of its associates have any relationship to us or any of our subsidiaries except in its capacity as auditors. Set forth below is certain information relating to the aggregate fees billed by Grant Thornton LLP, for professional services rendered for fiscal years 2018 and 2019.

Type of Fee	2018	2019
Audit Fees	$310,150	$322,654
Audit-Related Fees	$ 17,848	$ 3,850
Tax Fees	$ 0	$ 0
All Other Fees	$ 0	$ 0
TOTAL	$327,998	$326,504

Audit Fees

Audit fees include fees for the recurring annual integrated audit of our financial statements, as well as the review of the quarterly financial reports and other documents filed with the SEC.

Audit-Related Fees

Audit-related fees in fiscal 2019 related to services provided in connection with the Company's adoption of Accounting Standards Updates No. 2016-02 (Leases) and No. 2018-11(Leases- Topic 482): Targeted Improvements. Audit-related fees in fiscal 2018 related to services in connection with the acquisition of Ortiz Engineered Products in November 2017, services related to the Tax Cuts and Jobs Act, and services related to the Company's adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606).

Tax Fees

No fees related to tax matters, including tax compliance, tax advice and tax planning, were paid to Grant Thornton LLP in fiscal years 2018 or 2019.

Pre-Approval Policies and Procedures

Our Board has adopted an Audit Committee Pre-Approval Policy whereby the Audit Committee is responsible for pre-approving all Audits, Audit-Related, and other Non-Audit Related Services to be performed by the independent registered public accounting firm. The Board has authorized the Audit Committee Chair to pre-approve any Audit-Related, or other Non-Audit Related Services that are to be performed by the independent registered public accounting firm that need to be approved between Audit Committee meetings. Such interim pre-approvals shall be reviewed with the full Audit Committee at its next meeting for its ratification.

The Audit Committee Pre-Approval Policy is available on our website at http://investor.insteel.com/documents.cfm.

The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the principal accountant's independence.

Report of the Audit Committee

From the beginning of fiscal 2019 through February 12, 2019, the Audit Committee consisted of four independent directors: Messrs. Rogers, Newsome, Ruth, and Thompson. After Mr. Newsome's retirement on February 12, 2019, the Audit Committee consisted of Messrs. Rogers, Ruth and Thompson. Following the appointment of Ms. Lloyd to our board in April 2019, she was appointed to the Audit Committee and Mr. Ruth resigned from this Committee. Accordingly, for the balance of fiscal 2019, the Audit committee consisted of directors Rogers, Thompson and Lloyd. All directors who served as members of the Audit Committee during fiscal 2019 are "independent" directors as defined by applicable SEC and Nasdaq rules. The Committee operates under a written charter adopted by our Board of Directors that is available on our website at http://investor.insteel.com/documents.cfm.

Management is responsible for the Company's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board ("PCAOB") and issuing a report thereon. The Committee's responsibility is to monitor and oversee these processes.

In this context, the Committee has reviewed the audited consolidated financial statements for the fiscal year ended September 28, 2019 and has met and held discussions with respect to such audited consolidated financial statements with management and Grant Thornton LLP, the Company's independent registered public accounting firm. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Committee and Grant Thornton LLP have discussed those matters that are required to be discussed by the applicable requirements of the PCAOB and the SEC.

Grant Thornton LLP also provided to the Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding Grant Thornton LLP's communications with the Committee concerning independence, and the Committee has discussed with Grant Thornton LLP the independence of Grant Thornton LLP.

Based on the Committee's review of the audited consolidated financial statements, discussions with management and Grant Thornton LLP, and the Committee's review of the representations of management and the written disclosures and report of Grant Thornton LLP, the Committee recommended that the Board include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended September 28, 2019 for filing with the SEC.

Audit Committee

G. Kennedy Thompson (Chair)
W. Allen Rogers II
Anne H. Lloyd

The foregoing Report of the Audit Committee shall not be deemed to be "soliciting material" and shall not be incorporated by reference into any of our prior or future filings with the SEC, irrespective of any general statement included in any such filing that incorporates this proxy statement by reference, unless such filing explicitly incorporates this Report of the Audit Committee.

Certain Relationships and Related Person Transactions

Our general policy is to avoid transactions with "related persons," as that term is described below. Nevertheless, we recognize that there are situations where transactions with related persons might be in our best interests, and therefore in the best interests of our shareholders. These situations could include (but are not limited to) situations where we might obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when we provide products or services to related persons on an arm's length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally.

To help ensure timely identification, review and consideration of any such transactions, the Board maintains a written policy regarding transactions that involve Insteel and any "related persons," which generally are our executive officers, directors or director nominees, five percent or greater shareholders or their affiliates, and the immediate family members of any such executive officer, director, director nominee or five percent shareholder. Generally, any current or proposed financial transaction, arrangement or relationship in which a related person had or will have a direct or indirect material interest, in an amount exceeding $120,000 and in which we are or will be a participant, requires the approval of the Audit Committee or a majority of the disinterested members of the Board. The Audit Committee, pursuant to authority delegated to it by the Board, will analyze and consider any such transaction in accordance with this written policy in order to determine whether the terms and conditions of the transaction are substantially the same as, or more favorable to Insteel than transactions that would be available from unaffiliated parties.

Our corporate Secretary is responsible for identifying and presenting each potential related person transaction to the Audit Committee based on information that the Secretary obtains during the process of reviewing annual questionnaires completed by directors and executive officers, as well as on other information that comes to his attention. In conducting its review of any proposed related person transaction, the Audit Committee will consider all of the relevant facts and circumstances available to the Audit Committee, including but not limited to (i) the benefits to Insteel; (ii) the impact on a director's independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; (iii) the availability of other sources for comparable products or services; (iv) the terms of the proposed related person transaction; and (v) the terms available to unrelated third parties or to employees generally in an arm's length negotiation. No member of the Audit Committee will participate in any review, consideration or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person.

Following the end of our fiscal year and prior to the Board's determination of each director's independence, the Audit Committee will review any related person transactions that have been previously ratified by the Audit Committee. Based on all relevant facts and circumstances, the Audit Committee will determine if it is in the best interests of us and our shareholders to continue, modify or terminate any ongoing related person transactions. With respect to related person transactions that involve a director, the immediate family member of a director, or an entity in which a director is a partner, shareholder or executive officer, the Audit Committee will discuss with the Board whether any such related person transaction affects the independence of the director.

Other Business

It is not anticipated that there will be any business presented at the Annual Meeting other than the matters set forth in the Notice of Annual Meeting attached hereto. As of the date of this proxy statement, we were not aware of any other matters to be acted on at the Annual Meeting. If any other business should properly come before the Annual Meeting or any adjournment thereof, the persons named on the enclosed proxy will have discretionary authority to vote such proxy in accordance with their best judgment.

The Board hopes that shareholders will attend the Annual Meeting. Whether or not you plan to attend, you are urged to sign, date and complete the enclosed proxy card and return it in the accompanying envelope. A prompt response will greatly facilitate arrangements for the Annual Meeting, and your cooperation will be appreciated. Shareholders who attend the Annual Meeting may vote their Shares even though they have sent in their proxies, although shareholders who hold their Shares in "street name" will need to obtain a proxy from the brokerage firm or other nominee that holds their Shares, to vote such Shares at the annual meeting.

Questions and Answers About the Annual Meeting

Why am I receiving this proxy statement and proxy card?

You are receiving a proxy statement and proxy card from us because you owned Shares of our common stock at the close of business on the December 11, 2019 record date for the Annual Meeting. This proxy statement describes matters on which we would like you, as a shareholder, to vote. It also gives you information on these matters so that you can make an informed decision.

When you sign and return the proxy card, you appoint H.O. Woltz and James F. Petelle, and each of them individually, as your representatives at the Annual Meeting. Messrs. Woltz and Petelle will vote your Shares at the Annual Meeting as you have instructed them. This way, your Shares will be voted regardless of whether you attend the Annual Meeting. Even if you plan to attend the Annual Meeting, it is a good idea to complete, sign and return the enclosed proxy card in advance of the meeting just in case your plans change. Returning the proxy card will not affect your right to attend or vote at the Annual Meeting.

If a matter comes up for vote at the Annual Meeting that is not described in this proxy statement or listed on the proxy card, Messrs. Woltz and Petelle will vote your Shares, under your proxy, in their discretion. As of the date of this proxy statement, we do not expect that any matters other than those described in this proxy statement will be voted upon at the Annual Meeting.

What is being voted on at the Annual Meeting?

The table below shows the proposals subject to vote at the Annual Meeting, along with information on what vote is required to approve each of the proposals, assuming the presence of a quorum, and the Board's recommendation for each proposal. On the proposal to elect directors you may vote "FOR" or "WITHHOLD," and on each other proposal, you may vote "FOR", "AGAINST" OR "ABSTAIN".

Proposal	Vote Required	Board Recommendation
Proposal 1: Election of three nominees to the Board of Directors	Plurality of Votes Cast*	FOR all nominees
Proposal 2: Approve an amendment to the 2015 Equity Incentive Plan	Majority of the Votes Cast	FOR
Proposal 3: Advisory Vote on the compensation of our executive officers	Majority of the Votes Cast	FOR
Proposal 4: Ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for fiscal year 2020	Majority of the Votes Cast	FOR

*   *Although a director will be elected by a plurality of votes cast, in the event a director receives less than a majority of the shares voted in an uncontested election, the director is required to submit his or her resignation to the Board. See "Board Governance Guidelines" on p. 11.*

Who is entitled to vote?

All holders of record of our Shares at the close of business on December 11, 2019, the record date, are entitled to receive notice of the Annual Meeting and to vote the Shares held by them on the record date. Each outstanding Share entitles its holder to cast one vote for each matter to be voted upon.

May I attend the Annual Meeting?

All holders of record of our Shares at the close of business on the record date, or their designated proxies, are entitled to attend the Annual Meeting.

What constitutes a quorum in order to hold and transact business at the Annual Meeting?

Consistent with state law and our bylaws, the presence, in person or by proxy, of holders of at least a majority of the total number of Shares entitled to vote is necessary to constitute a quorum for purposes of voting on a particular matter at the Annual Meeting. As of the record date, there were 19,260,725 Shares outstanding and entitled to vote at the Annual Meeting. Once a Share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and any adjournment thereof unless a new record date is set for the adjournment. Shares held of record by shareholders or their nominees who do not vote by proxy or attend the Annual Meeting in person will not be considered present or represented at the Annual Meeting and will not be counted in determining the presence of a quorum. Signed proxies that withhold authority or reflect abstentions or "broker non-votes" will be counted for purposes of determining whether a quorum is present. "Broker non-votes" are proxies received from brokerage firms or other nominees holding Shares on behalf of their clients who have not been given specific voting instructions from their clients with respect to non-routine matters. See "Will my Shares be voted if I do not sign and/or return my proxy card?"

How do I vote?

Voting by Holders of Shares Registered in the Name of a Brokerage Firm, Bank or Other Nominee

If your Shares are held by a brokerage firm, bank or other nominee (i.e., in "street name"), you should receive directions from your nominee that you must follow in order to have your Shares voted. **"Street name" shareholders who wish to vote in person at the Annual Meeting will need to obtain a proxy form from the brokerage firm or other nominee that holds their common stock of record.**

Voting by Holders of Shares Registered Directly in the Name of the Shareholder

If you hold your Shares in your own name as a holder of record, you may vote in person at the Annual Meeting or instruct the proxy holders named in the enclosed proxy card how to vote your Shares by mailing your completed proxy card in the postage-paid envelope that we have provided to you. Please make certain that you mark, sign and date your proxy card prior to mailing. All valid proxies received and not revoked prior to the Annual Meeting will be voted in accordance with the instructions therein.

What are the Board's recommendations?

If no instructions are indicated on your valid proxy, the representatives holding proxies will vote in accordance with the recommendations of the Board of Directors. The Board of Directors recommends a vote:

- **FOR** the election of the three director nominees named in the proxy statement;
- **FOR** the approval of the amendment to the 2015 Equity Incentive Plan,
- **FOR** the approval, on an advisory basis, of the compensation of our executive officers; and
- **FOR** the ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for our fiscal year 2020.

Will other matters be voted on at the Annual Meeting?

We are not aware of any matters to be presented at the Annual Meeting other than those described in this proxy statement. If any other matters not described in the proxy statement are properly presented at the meeting, Messrs. Woltz and Petelle will vote your Shares, under your proxy, in their discretion.

Can I revoke or change my proxy instructions?

You may revoke or change your proxy at any time before it has been exercised by:

- notifying our Secretary at 1373 Boggs Drive, Mount Airy, North Carolina 27030 in writing before the Annual Meeting that you have revoked your proxy;
- delivering a later dated proxy to our Secretary prior to or at the Annual Meeting; or
- appearing in person and voting by ballot at the Annual Meeting.

Any shareholder of record as of the record date attending the Annual Meeting may vote in person whether or not a proxy has been previously given, but the presence of a shareholder at the Annual Meeting without further action will not constitute revocation of a previously given proxy.

What vote is required to approve each proposal in this proxy statement, assuming a quorum is present at the Annual Meeting?

- The election of directors will be determined by a plurality of the votes cast at the Annual Meeting. Shareholders do not have cumulative voting rights in connection with the election of directors. This means that the three nominees receiving the highest number of "FOR" votes will be elected as directors. Withheld votes and broker non-votes, if any, are not treated as votes cast, and therefore will have no effect on the proposal to elect directors.

- The vote to approve the amendment of the 2015 Equity Incentive Plan will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal. Abstentions and broker non-votes are not treated as votes cast and therefore will have no effect on the proposal to amend the 2015 Plan.

- The advisory vote on the compensation of our executive officers will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal. Abstentions and broker non-votes are not treated as votes cast, and therefore will have no effect on the advisory vote. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board and the Executive Compensation Committee will consider the outcome of the vote when making future compensation decisions for our executive officers.

- The vote to ratify the appointment of our independent registered public accounting firm will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal. Abstentions and broker non-votes are not treated as votes cast, and therefore will have no effect on the proposal. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board and the Audit Committee will consider the outcome of the vote when making future decisions regarding the selection of our independent registered public accounting firm.

Will my Shares be Voted if I do not sign and/or return my proxy card?

If your Shares are held in "street name" and you fail to give instructions as to how you want your Shares voted (a "non-vote"), the brokerage firm, bank or other nominee who holds Shares on your behalf may, in certain circumstances, vote the Shares in their discretion.

With respect to "routine" matters, such as the ratification of the appointment of our independent registered public accounting firm, a brokerage firm or other nominee has authority (but is not required) under the rules governing self-regulatory organizations (the "SRO rules"), including Nasdaq, to vote its clients' Shares if the clients do not provide instructions. When a brokerage firm or other nominee votes its clients' Shares on routine matters without receiving voting instructions, these Shares are counted both for establishing a quorum to conduct business at the meeting and in determining the number of Shares voted FOR, ABSTAINING or AGAINST with respect to such routine matters.

With respect to "non-routine" matters, such as the election of directors, the approval of an amendment to the 2015 Equity Incentive Plan and the advisory vote on the compensation of our executive officers, a brokerage firm or other nominee is not permitted under the SRO rules to vote its clients' Shares if the clients do not provide instructions. The brokerage firm or other nominee will so note on the voting instruction form, and this constitutes a "broker non-vote." "Broker non-votes" will be counted for purposes of establishing a quorum to conduct business at the meeting but not for determining the number of Shares voted FOR, WITHHELD FROM, AGAINST or ABSTAINING with respect to such non-routine matters.

In summary, if you do not vote your proxy, your brokerage firm or other nominee may either:

- vote your Shares on routine matters and cast a "broker non-vote" on non-routine matters; or
- leave your Shares unvoted altogether.

We encourage you to provide instructions to your brokerage firm or other nominee by voting your proxy. This action ensures that your Shares will be voted in accordance with your wishes at the Annual Meeting.

What other information should I review before Voting?

Our 2019 Annual Report, which includes a copy of our Annual Report on Form 10-K filed with the SEC, is included in the mailing with this proxy statement. The Annual Report, however, is not part of the proxy solicitation material. Additional copies of our Annual Report on Form 10-K filed with the SEC, including the financial statements and financial statement schedules, may be obtained without charge by:

- writing to our Secretary at: 1373 Boggs Drive, Mount Airy, North Carolina 27030;
- accessing the EDGAR database at the SEC's website at www.sec.gov; or
- accessing our website at http://investor.insteel.com.

The contents of our website are not and shall not be deemed to be a part of this proxy statement.

Where can I find the voting results of the meeting?

We will announce preliminary voting results at the Annual Meeting. We will publish the final results in a Current Report on Form 8-K that we will file with the SEC shortly after the meeting.

What is householding?

The SEC rules allow for householding, which is the delivery of a single proxy statement and Annual Report to an address shared by two or more of our shareholders. A single copy of the Annual Report and the proxy statement will be sent to multiple shareholders who share the same address unless we have received contrary instructions from one or more of the shareholders.

If you prefer to receive a separate copy of the proxy statement or the Annual Report, please write to Investor Relations, Insteel Industries Inc., 1373 Boggs Drive, Mount Airy, North Carolina 27030; or telephone our Investor Relations Department at (336) 786-2141, and we will promptly send you separate copies. If you are currently receiving multiple copies of the proxy statement and Annual Report at your address and would prefer to receive only a single copy of each, you may contact us at the address or telephone number provided above.

Shareholder Proposals for the 2021 Annual Meeting

Proposals for Inclusion in the Proxy Statement

Any shareholder desiring to present a proposal to be included in the proxy statement for action at our 2021 Annual Meeting must deliver the proposal to us at our principal executive offices no later than September 5, 2020. In addition, such proposals must comply with the requirements of Rule 14a-8 under the Exchange Act.

Other Proposals

Under our bylaws, a shareholder may not bring other business before a shareholder meeting which is not intended to be included in the proxy materials for our 2021 Annual Meeting unless the shareholder's timely, accurate and complete written notice has been delivered to, or mailed to and received by, our Secretary at our principal offices not later than October 5, 2020.

Such notice must include, in addition to any requirements imposed by applicable law:

- a brief description of the business desired to be brought before the meeting and the reasons for bringing such business before the meeting;
- the name and address, as they appear on our books, of each holder of voting securities proposing such business and each Shareholder Associated Person (as defined below);
- the class and number of Shares of our common stock or other securities that are owned of record or beneficially by such holder and by each Shareholder Associated Person;
- any material interest of such shareholder and each Shareholder Associated Person in such business other than such person's interest as a shareholder of the Company (including any anticipated benefit to the shareholder or Shareholder Associated Person therefrom);

- to the extent known by the shareholder giving the notice, the name and address of any other shareholder supporting the proposal on the date of such shareholder's notice; and
- a description of any hedging or other transactions entered into by the shareholder giving the notice or any Shareholder Associated Person if the effect of such transactions is to mitigate loss or manage risk of stock price changes, or to increase the voting power of such shareholder or Shareholder Associated Person.

"Shareholder Associated Person" of any shareholder means (i) any person controlling, directly or indirectly, or acting in concert with, such shareholder, (ii) any beneficial owner of Shares of stock of the Company owned of record or beneficially by such shareholder, and (iii) any person controlling, controlled by or under common control with such Shareholder Associated Person.

These requirements are separate from the requirements a shareholder must meet to have a proposal included in our proxy statement. If the presiding officer at any meeting of shareholders determines that a shareholder proposal was not timely made in accordance with the bylaws, we may disregard such proposal. Additionally, any information submitted by shareholders pursuant to our bylaws shall be updated upon written request of the Secretary of the Company, and information which is inaccurate to a material extent or not timely updated may be deemed not to have been provided in accordance with the bylaws.

Proposals for a Director Nominee and Related Procedures

Under our bylaws, in order for a shareholder to nominate a candidate for director, timely, accurate and complete notice must be delivered to, or mailed to and received by, our Secretary at our principal offices not later than October 5, 2020.

The shareholder filing the notice of nomination must include:

- the information set forth above, under "Other Proposals;"
- the name and address of the person or persons nominated by such shareholder;

- a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

- a description of all arrangements or understandings between such shareholder (and any Shareholder Associated Person) and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such shareholder;

- any other information relating to each nominee that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required by the rules and regulations of the SEC promulgated under the Exchange Act; and

- the written consent of each nominee to be nominated and to serve as a director if elected.

Delivery of Notice of a Proposal

In each case discussed above, the required notice must be given by personal delivery or by United States certified mail, postage prepaid, to our Secretary, whose address is c/o Insteel Industries Inc., 1373 Boggs Drive, Mount Airy, North Carolina 27030.

The Company's Bylaws

The foregoing procedures are set forth in our bylaws, as last amended December 19, 2016. Any shareholder desiring a copy of our bylaws will be furnished one without charge upon written request to our Secretary. A copy of the bylaws is filed as an exhibit to our Form 10-Q filed with the SEC on January 19, 2017, and is available at the SEC's Internet website (www.sec.gov) and our website at http://investor.insteel.com/documents.cfm.

Expenses of Solicitation

We will bear the costs of solicitation of proxies. In addition to the use of the telephone, internet or mail, proxies may be solicited by personal interview, telephone and telegram by our directors, officers and employees, and no additional compensation will be paid to such individuals. We have also retained the services of Morrow Sodali, LLC for a fee of $5,500 plus out-of-pocket expenses to aid in the distribution of the proxy materials as well as to solicit proxies from institutional investors on behalf of Insteel.

Arrangements may also be made with the stock transfer agent and with brokerage houses and other custodians, nominees and fiduciaries that are record holders of Shares for the forwarding of solicitation material to the beneficial owners of Shares. We will, upon the request of any such entity, pay such entity's reasonable expenses for completing the mailing of such material to such beneficial owners.

Annual Report and Financial Statements

Our Annual Report to shareholders for the fiscal year ended September 28, 2019, including a copy of our Annual Report on Form 10-K as filed with the SEC, which contains financial statements and other information, is being mailed to shareholders with this proxy statement, but it is not to be regarded as proxy soliciting material.

Additional copies of our Annual Report on Form 10-K filed with the SEC may be obtained, without charge, by any shareholder upon written request to Michael C. Gazmarian, Vice President, Chief Financial Officer and Treasurer, Insteel Industries Inc., 1373 Boggs Drive, Mount Airy, North Carolina 27030; provided, however, that a copy of the exhibits to such Annual Report on Form 10-K, for which there may be a reasonable charge, will not be supplied to such shareholder unless specifically requested.

Directions to the Annual Meeting may also be obtained by writing to Mr. Gazmarian at the address shown above, or by calling our Investor Relations Department at (336) 786-2141.

By order of the Board of Directors

James F. Petelle, Secretary
Mount Airy, North Carolina
January 3, 2020

Annex A

2019 Declaration of Amendment to 2015 Equity Incentive Plan of Insteel Industries, Inc.

THIS 2019 DECLARATION OF AMENDMENT is made effective as set forth herein by INSTEEL INDUSTRIES, INC. (the "Corporation"), to the Corporation's 2015 Equity Incentive Plan (the "Plan").

R E C I T A L S :

WHEREAS, the Board of Directors of the Corporation has deemed it advisable to (i) increase the number of shares of Common Stock available for Awards under the Plan; (ii) clarify the share recycling provisions of Section 5 of the Plan; (iii) amend Section 12 of the Plan to impose a minimum vesting requirement on Awards to non-employee directors; and (iv) modify Section 14 of the Plan to limit ratable vesting before the first anniversary of Awards to employees; and

WHEREAS, the Corporation desires to evidence such amendments by this 2019 Declaration of Amendment.

NOW, THEREFORE, IT IS DECLARED that, effective as of November 12, 2019, the Plan shall be and hereby is amended as follows; provided, however, that the amendments to Section 5 of the Plan described in Section 1(a) herein shall be subject to shareholder approval:

1. Amendments to Section 5 ("Shares of Common Stock Subject to the Plan")

(a) Section 5 of the Plan is hereby amended by deleting the first sentence thereof in its entirety and replacing it with the following:

Subject to adjustments as provided in Section 5(c) herein, the number of shares of Common Stock that may be issued pursuant to awards shall not exceed in the aggregate **1,650,000** *shares of authorized but unissued Common Stock (which aggregate number does not include any unused shares carried forward from the 2005 Equity Incentive Plan of Insteel Industries, Inc.); provided, however, that, of such number, (i) no more than* **400,000** *shares may*

be issued pursuant to the grant of Incentive Options and (ii) no more than **600,000** *shares may be issued pursuant to the grant of "full-value" Awards (Restricted Stock, Restricted Stock Units and Performance Awards).*

(b) Section 5(a) of the Plan is hereby amended by adding the following sentence to the end of such section:

For the avoidance of doubt, shares repurchased on the open market with the proceeds of the purchase price of an Award shall not become available for issuance under the Plan.

2. Amendment to Section 12 ("Awards to Non-Employee Directors")

Section 12 is hereby amended by adding the following new Section 12(d):

(d) Awards granted under the Plan to a non-employee director shall be subject to a minimum vesting or earning (collectively, "vesting") period of one year (with no ratable vesting before the first anniversary of the date of grant) ; provided, however, that the Committee may provide for or permit acceleration of

vesting of Awards in the event of a Participant's death, Disability, Retirement or other termination of service, or in the event of a termination of a Participant's service in connection with a Change of Control if such termination of service otherwise meets the requirements of paragraph 19 hereof.

3. Amendment to Section 14 ("Restrictions on Awards")

Section 14(c) of the Plan is hereby deleted in its entirety and replaced by the following:

(c) Awards granted under the Plan to a Participant who is an employee shall either be subject to (i) a minimum vesting or earning (collectively, "vesting")

period of three years (which may include installment vesting within such three-year period, provided that no portion of the Award may vest prior to one year

Annex A

2019 Declaration of Amendment to 2015 Equity Incentive Plan of Insteel Industries, Inc.

after the date of grant); or (ii) one year (with no ratable vesting before the first anniversary of the date of grant) if vesting is based on performance criteria other than continued service; provided, however, that in the case of either (i) or (ii), the Committee may provide for or permit acceleration of vesting of Awards in the event of a Participant's death, Disability, Retirement or other termination of service, or in the event of a termination of a Participant's employment in connection with a Change in Control if such termination of employment otherwise meets with the requirements of paragraph 19 hereof.

4. Continued Effect

Except as set forth herein, the Plan shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, this 2019 Declaration of Amendment is executed on behalf of Insteel Industries, Inc. effective as of the day and year first above written.

INSTEEL INDUSTRIES, INC.

2015 Equity Incentive Plan
of
Insteel Industries, Inc.

2015 Equity Incentive Plan of Insteel Industries, Inc.

1. Purpose

The purpose of the 2015 Equity Incentive Plan of Insteel Industries, Inc. (the "Plan") is to encourage and enable selected key employees and non-employee directors of Insteel Industries, Inc. (the "Corporation") to acquire or to increase their holdings of common stock of the Corporation (the "Common Stock") in order to promote a closer identification of their interests with those of the Corporation and its shareholders, thereby further stimulating their efforts to enhance the return on capital generated by the Corporation and the creation of value for its shareholders. This purpose will be carried out through the granting of stock options, restricted stock, restricted stock units and performance awards on the terms set forth herein.

2. Certain Definitions

For purposes of the Plan, the following terms shall have the meanings indicated:

(a) "Award" means an Option, Restricted Stock, Restricted Stock Unit or Performance Award granted under this Plan.

(b) "Award Agreement" means a written or electronic agreement executed on behalf of the Corporation by the Chief Executive Officer (or another officer designated by the Administrator) and delivered to the Participant and containing terms and provisions of Awards, consistent with the Plan, as the Administrator may approve. Such agreement may be, but is not required to be, executed by the Participant.

(c) "Cause" means (W) termination of Participant's employment for "cause" in accordance with the Corporation's or a Related Corporation's written policies or pursuant to the definition of "cause" as indicated in any agreement Participant may have with the Corporation or any Related Corporation; (X) dishonesty or conviction of a crime which brings the Participant into disrepute or is likely to have a material detrimental impact on the business operations of the Corporation or any Related Corporation; (Y) failure to perform his or her duties to the satisfaction of the Corporation after written notice; or (Z) engaging in conduct that could be materially damaging to the Corporation without a reasonable good faith belief that such conduct was in the best interest of the Corporation or Related Corporation. The determination of "Cause" shall be made by the Administrator and its determination shall be final and conclusive.

(d) A "Change of Control" shall be deemed to have occurred on the earliest of the following dates:

(i) The date any entity or person shall have become the beneficial owner of, or shall have obtained voting control over, twenty percent (20%) or more of the outstanding Common Stock of the Corporation.

(ii) The date (A) the Corporation consummates a merger or consolidation with or into another corporation, or any other transaction pursuant to which any shares of Common Stock of the Corporation are converted into cash, securities or other property of another corporation or entity, other than a merger, consolidation or other transaction in which holders of Common Stock immediately prior to the merger, consolidation or other transaction have substantially the same proportionate ownership of common stock or ownership interests of the surviving corporation or entity immediately after the merger, consolidation or other transaction, or (B) there is a sale or other disposition of all or substantially all the assets of the Corporation other than to a corporation or other entity in which holders of Common Stock of the Corporation immediately prior to the sale or other disposition have substantially the same proportionate ownership of stock or ownership interests of the surviving corporation or other entity immediately after the sale or other disposition or (C) there is a complete liquidation or dissolution of the Corporation; or

(iii) The date there shall have been a change in a majority of the Board of Directors of the Corporation within a 12-month period unless the nomination for election by the Corporation's shareholders of each new director was approved by the vote of two-thirds of the directors then still in office that were in office at the beginning of the 12-month period.

(For purposes herein, the term "person" shall mean any individual, corporation, partnership, group, association or other person, as such term is defined in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, other than the Corporation, a subsidiary of the Corporation or any employee benefit plan(s) sponsored or maintained by the Corporation or any subsidiary thereof, and the term "beneficial owner" shall have the meaning given the term in Rule 13d-3 under the Exchange Act.)

(e) "Code" means the Internal Revenue Code of 1986, as amended or recodified from time to time, and any successor thereto.

(f) "Committee" means the Executive Compensation Committee of the Board of Directors or any other standing or special committee that may be established and appointed by the Board of Directors for the purpose of administering this Plan and performing such other duties as are contemplated to be performed by the Committee as herein provided. The Committee shall be composed of not less than three directors, all of whom are "non-employee directors" (within the meaning of Rule 16b-3 of the Act), "outside directors" (within the meaning of Section 162(m) of the Code) and "independent" directors (within the meaning of the applicable stock exchange listing standards on which shares of the Common Stock are traded).

(g) "Common Stock" means the Common Stock, no par value, of the Corporation.

(h) "Covered Employee" means any individual who, on the last day of the taxable year, is the principal chief executive officer of the Corporation or is acting in such capacity, or is among the three highest paid compensated officers (other than the principal chief executive officer or the principal financial officer) or such other individuals as may be treated as "covered employees" pursuant to Section 162(m) of the Code.

(i) "Date of Grant" shall mean the date that the Administrator acts to grant an Award, or on any later date specified by the Administrator as the effective date of the Award.

(j) "Disability" shall mean the inability of the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death, or which has lasted or can be expected to last for a continuous period of not less than twelve months, within the meaning of Section 22(e)(3) of the Code. The Administrator shall determine whether a Participant is disabled within the meaning of the Plan.

(k) "Exchange Act" means the Securities Exchange Act of 1934, as in effect from time to time.

(l) "Fair Market Value" with respect to a share of the Common Stock shall be established in good faith by the Administrator and, except as may otherwise be determined by the Administrator, the fair market value shall be determined in accordance with the following provisions: (A) if the shares of Common Stock are listed for trading on the New York Stock Exchange, the American Stock Exchange or the NASDAQ Stock Market, LLC ("NASDAQ Stock Market"), the fair market value shall be the closing sales price per share of the shares on the New York Stock Exchange, the American Stock Exchange or the NASDAQ Stock Market (as applicable) on the date the Award is granted or otherwise being valued, or, if there is no transaction on such date, then on the trading date nearest preceding the date the Award is granted or otherwise being valued for which closing price information is available, and, provided further, if the shares are not listed for trading on the New York Stock Exchange, the American Stock Exchange or the NASDAQ Stock Market, the fair market value

shall be the average between the highest bid and lowest asked prices for such stock on the date the Award is granted or otherwise being valued as reported on the Nasdaq OTC Bulletin Board Service or by the National Quotation Bureau, Incorporated or a comparable service; or (B) if the shares of Common Stock are not listed or reported in any of the foregoing, then the fair market value shall be determined by the Administrator in accordance with the applicable provisions of Section 20.2031-2 of the Federal Estate Tax Regulations, or in any other manner consistent with the Code and accompanying regulations.

(m) "Incentive Stock Option" means an option to purchase Common Stock which qualifies as an incentive stock option under Section 422 of the Code and which is designated by the Administrator to be an Incentive Stock Option.

(n) "Nonqualified Stock Option" means an option to purchase Common Stock which is designated as such or which does not qualify as an Incentive Stock Option.

(o) "Option" means either an Incentive Stock Option or a Nonqualified Stock Option granted under Section 8 of the Plan.

(p) "Option Price" means the purchase price per share of Common Stock payable on exercise of an Option.

(q) "Parent" or "parent corporation" means any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation if, at the time as of which a determination is being made, each corporation other than the Corporation owns stock possessing fifty percent or more of the total combined voting power of all classes of stock in another corporation in the chain.

(r) "Participant" means an eligible person under Section 7 of the Plan who is selected by the Administrator to receive an Award under this Plan.

(s) "Performance Award" means a contractual right awarded pursuant to Section 10 of this Plan to receive a share of Common Stock (or its value in cash) or a cash-denominated award which is forfeitable by the Participant until the achievement of pre-established performance objectives over a performance period.

(t) "Plan" means this 2015 Equity Incentive Plan of Insteel Industries, Inc., as contained herein and any amendments hereto or restatements hereof.

(u) "Related Corporation" means any parent or subsidiary of the Corporation.

(v) "Restricted Stock" means an award of shares of Common Stock made pursuant to Section 9 of this Plan that is nontransferable and forfeitable by the Participant until the completion of a specified period of future service, the achievement of pre-established performance objectives or until otherwise determined by the Administrator.

(w) "Restricted Stock Unit" means a contractual right awarded pursuant to Section 9 of this Plan to receive a share of Common Stock (or its value in cash) that is forfeitable by the Participant until the completion of a specified period of future service, the achievement of pre-established performance objectives or until otherwise determined by the Administrator.

(x) "Retirement" means termination of a Participant's employment with the Corporation for any reason other than because death, Disability or by the Corporation for Cause, after the Participant has both attained age fifty-five (55) and completed at least ten "years of service" with the Corporation (as that term is defined in the Insteel Industries, Inc. Retirement Savings Plan).

(y) "Rule 16b-3" means Rule 16b-3 under Section 16 of the Act (or any successor rule to the same effect) as in effect from time to time.

(z) "Securities Act" means the Securities Act of 1933, as in effect from time to time.

(aa) "Subsidiary" or "subsidiary corporation" means any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation if, at the time as of which a determination is being made, each corporation other than the last corporation in the unbroken chain owns stock possessing fifty percent or more of the total combined voting power of all classes of stock in another corporation in the chain.

3. Administration of the Plan

(a) The Plan shall be administered by the Committee. To the extent permitted by law, the Committee may delegate to one or more executive officers of the Corporation the power to make Awards to Participants, other than to any non-employee director or any officer under Section 16 of the Act or a Covered Employee if the Award is intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, provided that when so delegating, the Committee shall fix the aggregate maximum amount of such Awards and the maximum Award for any one Participant that may be awarded by such delegate(s). For the purposes herein, the term "Administrator" shall refer to the Committee and its delegates.

(b) Any action of the Administrator may be taken by a written instrument signed by all of the members of the Administrator and any action so taken by written consent shall be as fully effective as if it had been taken by a majority of the members at a meeting duly held and called. Subject to the provisions of the Plan, the Administrator shall have full and final authority, in its discretion, to take any action with respect to the Plan including, without limitation, the following: (i) to determine the individuals to receive Awards, the nature of each Option as an Incentive Stock Option or a Nonqualified Stock Option, the times when Awards shall be granted, the number of shares to be subject to each Award, the Option Price (determined in accordance with Section 8), the Option Period (determined in accordance with Section 8), the time or times when each Award shall vest and be exercisable or payable, and all related terms conditions, restrictions and limitations; (ii) to prescribe the form or forms of any Award Agreements; (iii) to establish, amend and rescind rules and regulations for the administration of the Plan; and (iv) to construe and interpret the Plan, the rules and regulations, and the Award Agreements, and to make all other determinations deemed necessary or advisable for

administering the Plan. The Administrator also shall have authority, in its discretion, to accelerate the date that any Award which was not otherwise exercisable, vested or payable shall become exercisable, vested or payable in whole or in part without any obligation to accelerate such date with respect to any other Award granted to any recipient. The express grant in this Plan of any specific power to the Administrator shall not be construed as limiting any power or authority of the Administrator. Any decision made, or action taken, by the Administrator shall be final and conclusive. The members of the Administrator shall not be liable for any act done in good faith with respect to this Plan or any Award Agreement. All expenses of administering this Plan shall be borne by the Corporation.

(c) The Corporation shall indemnify and hold harmless each person who is or shall have been a member of the Administrator, acting as such, or any delegate of such, against and from any cost, liability, loss or expense, that may be imposed upon or reasonably incurred by such person in connection with or resulting from any action, claim, suit, or other proceeding to which such person may be a party or in which such person may be involved by reason of any action taken or not taken under the Plan or against and from any and all amounts paid by such person in settlement thereof, with the Corporation's approval, or paid by such person in satisfaction of any judgment in such action, suit or proceeding against such person, provided he or she shall give the Corporation the opportunity, at its own expense, to handle and defend the same before such person undertakes to handle or defend it on his or her own behalf. Notwithstanding the foregoing, the Corporation shall not indemnify or hold harmless any such person if (i) applicable law or the Corporation's Articles of Incorporation or Bylaws prohibit such indemnification or (ii) such persons did not act in good faith or in a manner that such person believed to be consistent with the Plan or (iii) such person's conduct constituted gross negligence or willful misconduct. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Corporation's Articles of Incorporation or Bylaws, as a matter of law or otherwise, or under any other power that the Corporation may have to indemnify such person or hold him or her harmless. The provisions of the foregoing indemnity shall survive indefinitely the term of this Plan.

4. Effective Date; Term of the Plan

The effective date of the Plan shall be February 17, 2015. Awards may be granted under the Plan on or after the effective date, but not on or after the tenth anniversary of the effective date. However, this Plan, and any Awards granted hereunder, shall not be effective unless the Plan is approved by the Corporation's shareholders within one year after the adoption of the Plan.

5. Shares of Common Stock Subject to the Plan

Subject to adjustments as provided in Section 5(c) herein, the number of shares of Common Stock that may be issued pursuant to awards shall not exceed in the aggregate 900,000 shares of authorized but unissued Common Stock (which aggregate number does not include any unused shares carried forward from the 2005 Equity Incentive Plan of Insteel Industries, Inc.); provided, however, that no more than 350,000 shares may be issued pursuant to the grant of "full-value" Awards (Restricted Stock, Restricted Stock Units and Performance Awards). The following rules shall apply for purposes of the determination of the number of shares available for grant under the Plan:

(a) Any shares of Common Stock which are subject to Awards under this Plan that are terminated unexercised, forfeited, surrendered or expire for any reason shall again be available for issuance under the Plan, provided that such shares may only be used in respect of Awards of the same or a substantially similar type (i.e., shares related to forfeited Options may be used to grant new Options, forfeited Restricted Stock may be used to grant new Restricted Stock, Restricted Stock Units or Performance Shares). Notwithstanding the foregoing, the following shares shall not be available for future issuance under the Plan: (a) shares tendered or withheld in payment of the exercise price of an Option (or any option awarded under any prior equity plan of the Corporation), and (b) shares withheld by the Corporation or otherwise received by the Corporation to satisfy tax withholding obligations in connection with the exercise or vesting of an Award.

(b) Awards that can only be settled in cash shall not result in a charge against the aggregate number of shares available for issuance. For purposes of determining the maximum number of shares available for issuance under the Plan, Awards that may be settled in shares of Common Stock shall initially cause the available reserve to be reduced by the maximum number of shares of Common Stock that may be issued in connection with the Award. Notwithstanding the foregoing, any shares not actually issued at exercise or settlement shall again be available for issuance under the Plan.

(c) If there is any change in the shares of Common Stock because of a merger, consolidation or reorganization involving the Corporation or a Related Corporation, or if the Corporation declares a stock dividend or stock split distributable in shares of Common Stock, or if there is a change in the capital structure of the Corporation or a Related Corporation affecting the Common Stock, the number of shares of Common Stock reserved for issuance under the Plan and the per individual limitations shall be correspondingly adjusted, and the Administrator shall make such adjustments to Awards (including the Option Price of outstanding Options) or to any provisions of this Plan as the Administrator deems equitable to prevent dilution or enlargement of Award benefits. Notwithstanding the foregoing, the issuance by the Corporation of stock of any class, or securities convertible into stock of any class, for cash or property, or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefore, or upon conversion of stock or other obligations of the Corporation convertible into such stock or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock reserved for issuance under the Plan, the per individual limits or the terms of outstanding Awards.

6. Individual Limits

Subject to adjustment as provided in Section 5(c) of this Plan, in any calendar year, no individual Participant shall be granted under this Plan (i) Stock Options for more than 100,000 shares of Common Stock, (ii) Restricted Stock, Restricted Stock Units or Performance Awards denominated in shares of Common Stock for more than 50,000 shares of Common Stock in the aggregate, or (iii) Performance Awards denominated in cash valued at maximum at more than $750,000.

7. Eligibility

An Award may be granted only to an individual who satisfies the following eligibility requirements on the date the Award is granted:

(a) The individual is a key employee or non-employee director of the Corporation or a key employee of a Related Corporation (including an entity that becomes a Related Corporation after the adoption of this Plan). For this purpose, an individual shall be considered to be an "employee" only if there exists between the individual and the Corporation or a Related Corporation the legal and bona fide relationship of employer and employee. In determining whether such a relationship exists, the regulations of the United States Treasury Department relating to the determination of the employment relationship for the purpose of collection of income tax on wages at the source shall be applied. Also for this purpose, a "key employee" shall mean an employee of the Corporation or a Related Corporation whom the Administrator determines qualifies as a key employee based on the nature and extent of such employee's duties, responsibilities, personal capabilities, performance, potential or any combination of such factors.

(b) With respect to the grant of an Incentive Stock Option, the individual must be an employee who does not own, immediately before the time that the Incentive Stock Option is granted, stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation or a Related Corporation; provided, that an individual owning more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation or a Related Corporation may be granted an Incentive Stock Option if the price at which such Option may be exercised is greater than or equal to 110 percent of the fair market value of the shares on the date the Option is granted and the period of the Option does not exceed five years. For this purpose, an individual will be deemed to own stock which is attributed to him under Section 424(d) of the Code.

8. Options Grants to Employees

Subject to the limitations of the Plan, the Administrator may in its sole and absolute discretion grant Options to such eligible individuals who are employees of the Corporation, in such numbers, upon such terms and conditions and at such times as the Administrator shall determine. Both Incentive Stock Options and Nonqualified Stock Options may be granted under the Plan. To the extent that an Option is designated as an Incentive Stock Option but does not qualify as such under Section 422 of the Code, the Option (or portion thereof) shall be treated as a Nonqualified Option. Each grant shall specify the number of shares of Common Stock to which the Option pertains, subject to the limitations set forth in Sections 5 and 6 of this Plan. In addition, the following provisions shall apply with respect to Options:

(a) The Option Price shall be no less than the Fair Market Value per share of the Common Stock on the date the Option is granted, as established by the Administrator and set forth in the terms of the Award Agreement. Notwithstanding the foregoing, the Committee may in its discretion authorize the grant of substitute or assumed options of an acquired entity in a merger or other transaction with an exercise price not equal to 100% of the Fair Market Value of the Common Stock on the Grant Date, if the terms of such substitution or assumption otherwise comply with Code Section 409A and/or Code Section 424(a), to the extent deemed applicable.

(b) The period during which an Option may be exercised (the "Option Period") shall be determined by the Administrator when the Option is granted and shall extend from the date on which the Option is granted to a date not more than ten years from the date on which the Option is granted. Subject to the restrictions contained in the preceding sentence and as otherwise provided in this Plan, an Option shall be exercisable on such date or dates, during such period, for such number of shares, and subject to such conditions as shall be determined by the Administrator and set forth in the Award Agreement evidencing such Option, subject to the discretion of the Administrator to accelerate the time or times when Options may be exercised. Any Option or portion thereof not exercised before the expiration of the Option Period shall terminate. Any grant may provide that the Option will become exercisable in the event of termination of employment or a Change in Control of the Corporation or any other similar transaction or event.

(c) An Option may be exercised by giving written notice to the Administrator or its designee at such time and place as the Administrator shall direct. Such notice shall specify the number of shares to be purchased pursuant to an Option and the aggregate purchase price to be paid therefor, and shall be accompanied by the payment of such purchase price. Such payment shall be (i) in cash; (ii) by delivery (either by actual delivery or by attestation) of shares of Common Stock owned by the Participant for at least six months at the time of exercise and acceptable to the Administrator; (iii) with respect to Nonqualified Stock Options, by shares of Common Stock withheld upon exercise, or (iv) any combination thereof; provided, that the Administrator may, in its sole and absolute discretion and subject to such terms and conditions as it deems appropriate, also permit all or a portion of the purchase price to be paid by delivery of written notice of exercise to the Corporation and delivery to a broker of written notice of exercise and irrevocable instructions to promptly deliver to the Corporation the amount of sale or loan proceeds to pay the Option Price. Shares tendered or withheld in payment on the exercise of an Option shall be valued at their Fair Market Value on the date of exercise.

(d) No Option shall be exercised unless the Participant, at the time of exercise, shall have been an employee or non-employee director continuously since the date the Option was granted unless provided for otherwise in other agreements between the Participant and the Corporation, subject to the following:

(i) An Option shall not be affected by any change in the terms, conditions or status of the Participant's employment, provided that the Participant continues to be an employee of the Corporation or a Related Corporation.

(ii) The employment relationship of a Participant may, in the discretion of the Administrator, be treated as continuing intact for any period that the Participant is on military or sick leave or other bona fide leave of absence, provided that the period of such leave does not exceed 90 days, and in any event shall be treated as continuing during such period as the Participant's right to reemployment is guaranteed either by statute or by contract. The employment relationship of a Participant may, in the discretion of the Administrator, also be treated as continuing intact while the Participant is not in active service because of Disability; provided, that shares acquired by the Participant pursuant to exercise of an Incentive Stock Option shall be subject to Sections 421 and 422 of the Code only if and to the extent that such exercise occurs within twelve months less one day following the date the Participant's employment is considered to be terminated because of such Disability under Section 422. The Administrator shall determine the date of a Participant's termination of employment or service for any reason (the "termination date").

(iii) Unless an individual Award Agreement provides otherwise, if the employment of a Participant is terminated because of death or Disability, the Option may be exercised following such termination only to the extent determined by the Administrator in its discretion and set forth in the Award Agreement; provided that such discretion may include a decision to accelerate the date for exercising all or any part of the Option which was not otherwise exercisable on the termination date. Unless an individual Award Agreement provides otherwise, the Option must be exercised, if at all, prior to the earlier of: (A) the first anniversary of the

Participant's death or Disability, or (B) the close of the Option Period. In the event of the Participant's death, such Option shall be exercisable by such person or persons as shall have acquired the right to exercise the Option by will or by the laws of intestate succession. In the event of the Participant's Disability, such Option may be exercised by the Participant's guardian or legal representative.

(iv) Unless an individual Award Agreement provides otherwise, if the employment of a Participant is terminated for any reason other than death, Disability or Cause, his or her Option may be exercised only to the extent determined by the Administrator in its discretion and set forth in the Award Agreement; provided, that such discretion may include a decision to accelerate the date of exercising all or any part of the Option which was not otherwise exercisable on the Participant's termination date. Unless an individual Award Agreement provides otherwise, the Option must be exercised, if at all, prior to the earlier of: (A) 90 days following the Participant's termination date for any reason other than death, Disability or Cause, or (B) the close of the Option Period.

(v) Unless an individual agreement provides otherwise, if the employment of a Participant is terminated for Cause, his or her Option shall terminate and no longer be exercisable as of the Participant's termination date (whether or not the Option previously became exercisable).

(e) In no event shall there first become exercisable by the Participant in any one calendar year Incentive Stock Options granted by the Corporation or any Related Corporation with respect to shares of Common Stock having an aggregate fair market value (determined at the time the Incentive Stock Option is granted) greater than $100,000. If the limitation is exceeded, Options that cause the limitation to be exceeded shall be exercisable nonetheless as Nonqualified Stock Options.

(f) A Participant or his or her legal representative, legatees or distributees shall not be deemed to be the holder of any shares subject to an Option and shall not have any rights as a shareholder unless and until certificates for such shares are issued (electronic or otherwise) to him/her or them under the Plan. A certificate or certificates (electronic or otherwise) for shares of Common Stock acquired upon exercise of an Option shall be issued in the name of the Participant (or his or her beneficiary) and distributed to the Participant (or his or her beneficiary) as soon as practicable following receipt of proper notice of exercise and payment of the Option Price and any other applicable tax withholdings.

(g) A Participant shall notify the Corporation of any sale or other disposition of shares of Common Stock acquired pursuant to an Option that was an Incentive

Stock Option if such sale or disposition occurs (i) within two years of the grant of the Option or (ii) within one year of the issuance of shares of Common Stock to the Participant. Such notice shall be in writing and directed to the Secretary of the Corporation. The Corporation shall not be liable to any Participant if an Option intended to be an Incentive Stock Option does not qualify as such.

(h) In no event shall the Corporation purchase, cancel or accept the surrender of an Option in exchange for a payment of cash or other consideration at a time when the Option Price of the Option exceeds the Fair Market Value per share of the Common Stock subject to the Option on the date the Option is purchased, canceled or surrendered.

9. Restricted Stock and Restricted Stock Unit Grants to Employees

Subject to the limitations of the Plan, the Administrator may in its sole and absolute discretion grant Restricted Stock and Restricted Stock Units to such eligible individuals, in such numbers, upon such terms and conditions and at such times as the Administrator shall determine and set forth in an Award Agreement.

(a) Each grant shall specify the number of shares of Common Stock to which it pertains, subject to the limitations set forth in Sections 5 and 6 of this Plan.

(b) Each grant shall specify the required period or periods (if any) of continuous service by the Participant with the Corporation and/or any performance or other conditions to be satisfied before the restrictions on the Restricted Stock or Restricted Stock Units (or installments thereof) shall lapse. Notwithstanding the foregoing, a grant may provide for vesting in the event of a termination of employment or a Change in Control of the Corporation or any other similar transaction or event. To the extent the Participant's rights in Restricted Stock or Restricted Stock Units are forfeitable and nontransferable for a period of time, the Administrator on the date of grant shall determine the maximum period over which the rights may become nonforfeitable and transferable, except that such period shall not exceed 10 years.

(c) Restricted Stock shall be evidenced in such manner as the Administrator may deem appropriate, including book-entry registration or issuance of one or more stock certificates. The Administrator shall require that any stock certificates evidencing any Restricted Stock be held in the custody of the Corporation and/or bear a legend until the restrictions lapse, and that, as a condition of any Restricted Stock award, the Participant shall have delivered a stock power, endorsed in blank, relating to the shares of Common Stock covered by such Award. As a condition to grant, if required by applicable law or otherwise determined by the Administrator, Participants may be required to pay a minimum purchase price. Restricted Stock is nontransferable and subject to forfeiture until the restrictions lapse.

(d) Restricted Stock Units represent a contractual right to receive the economic equivalent of an award of Restricted Stock. At the discretion of the Administrator as set forth in the Award Agreement, Restricted Stock Units may be settled in shares of Common Stock, the cash value of shares of Common Stock, or a combination, valued on the date of settlement. No shares of Common Stock will be issued at the time an award of Restricted Stock Units is made.

(e) Unless otherwise determined by the Administrator and except as provided in (f) below, Participants holding Restricted Stock may exercise full voting rights and other rights as a shareholder with respect to those shares prior to the lapse of restrictions, except that the Participant may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of shares granted pursuant to Restricted Stock until such shares vest. The transfer limitations set forth in the preceding sentence shall not apply after the Restricted Stock becomes transferable and no longer forfeitable. However, Participants holding Restricted Stock Units (as opposed to Restricted Stock) shall not have any rights as a shareholder prior to the actual issuance of shares of Common Stock.

(f) Unless otherwise determined by the Administrator, Participants holding Restricted Stock or Restricted Stock Units shall be entitled to receive all dividends (or dividend equivalents) and other distributions paid with respect to the shares underlying the Awards; provided, however, that dividends or dividend equivalents, including those related to performance-based Restricted Stock or Restricted Stock Units, shall be subject to the restrictions contained in Section 20(d) herein. Such dividends (or dividend equivalents) may be paid in any of the following manners, as the Administrator may determine from time to time:

(i) in cash;

(ii) in shares of common stock bearing no restrictions; or

(iii) as credits to an account established for each Participant and invested in additional Restricted Stock or Restricted Stock Units on the distribution date of the applicable dividends; provided that the restrictions on any additional shares or units shall become vested and non-forfeitable, if at all, on the same terms and conditions as are applicable in respect of the Restricted Stock or Restricted Stock Units with respect to which such dividends (or dividend equivalents) were payable.

(g) To the extent the Restricted Stock or Restricted Stock Units are designated as "performance-based" compensation under Section 162(m) of the Code, they shall be subject to the restrictions set forth in Section 11.

(h) Unless an individual Award Agreement provides otherwise, if the employment of a Participant is

terminated for Cause, his or her Restricted Stock and Restricted Stock Units shall terminate and can no longer become vested or payable as of the Participant's termination date.

10. Performance Awards to Employees

Subject to the limitations of the Plan, the Administrator may in its sole and absolute discretion grant Performance Awards to such eligible individuals, in such numbers, upon such terms and conditions and at such times as the Administrator shall determine. Performance Awards may be denominated in cash (e.g. units valued at $100) or shares of Common Stock. Performance Awards may be settled in cash or shares of Common Stock, at the discretion of the Administrator, as set forth in the Award Agreement.

(a) Each grant shall specify the number of shares of Common Stock or units to which it pertains, subject to the limitations set forth in Sections 5 and 6 of this Plan. No shares of Common Stock will be issued at the time an award of Performance Shares is made.

(b) Each grant shall specify the performance conditions and required period or periods (if any) of continuous service by the Participant with the Corporation to earn the Performance Awards. The Administrator may provide that if performance relative to the performance goals exceeds targeted levels, then the number of Performance Awards earned shall be a multiple, not in excess of 200%, of those that would be earned for

target performance. Any grant may provide for the settlement of Performance Awards in the event of a termination of employment or a Change in Control of the Corporation or any other similar transaction or event. The Administrator, on the date of grant, shall determine the maximum period over which Performance Awards may be earned, except that such period shall not exceed 10 years.

(c) Unless otherwise determined by the Administrator, Participants holding Performance Awards shall not have any rights as a shareholder prior to the actual issuance of shares of Common Stock, if applicable.

(d) To the extent the Performance Awards are designated as "performance-based" compensation under Section 162(m) of the Code, they shall be subject to the restrictions set forth in Section 11.

(e) Unless an Individual Award Agreement provides otherwise, if the employment of a Participant is terminated for Cause, his or her Performance Awards shall terminate and no longer be payable or settled as of the Participant's Termination Date.

11. Qualified Performance-Based Awards

The Administrator may designate whether any Award granted to a Covered Employee is intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code.

(a) Any Award designated as intended to be performance-based compensation shall be, to the extent required by Section 162(m) of the Code, either (1) conditioned upon the achievement of one or more of the following performance measures or (2) granted based upon the achievement of one or more of the following performance measures: total shareholder return, stock price, operating earnings, net earnings, return on equity or capital, income, level of expenses, growth in revenue, or other performance measures deemed by the Administrator to be appropriate and approved by the shareholders of the Corporation. Performance goals may be established on a Corporation-wide basis or with respect to one or more business units or divisions or subsidiaries. The targeted level or levels of performance (which may include minimum, maximum and target levels of performance) with respect to such performance measures may be established at such

levels and in such terms as the Administrator may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. When establishing performance goals for a performance period, the Administrator may exclude any or all "extraordinary items" as determined under U.S. generally accepted accounting principles including, without limitation, the charges or costs associated with restructurings of the Corporation, discontinued operations, other unusual or non recurring items, and the cumulative effects of accounting changes. The Administrator may also adjust the performance goals for any performance period as it deems equitable in recognition of unusual or non-recurring events affecting the Corporation, changes in applicable laws or accounting principles, or such other factors as the Administrator may determine; including, without limitation, any adjustments that would result in the Corporation paying non-deductible compensation to a Participant.

(b) Any Award that is intended to qualify as "performance-based compensation" shall also be subject to the following:

    (i) No later than 90 days following the commencement of each performance period (or such other time as may be required or permitted by Section 162(m) of the Code), the Administrator shall, in writing, (1) grant a target number of shares or units, (2) select the performance goal or goals applicable to the performance period and (3) specify the relationship between performance goals and the number of shares or units that may be earned by a Participant for such performance period.

    (ii) Following the completion of each performance period, the Administrator shall certify in writing whether the applicable performance targets have been achieved and the number of units or shares, if any, earned by a Participant for such performance period.

    (iii) In determining the number of units or shares earned by a Participant for a given performance period, subject to any applicable Award Agreement, the Administrator shall have the right to reduce (but not increase) the amount earned at a given level of performance to take into account additional factors that the Administrator may deem relevant to the assessment of individual or corporate performance for the performance period.

12. Awards to Non-Employee Directors

(a) Annual Grant. Following the close of business of the Corporation on the date of the annual meeting of shareholders of the Corporation held each year during the term of the Plan, each non-employee director who is eligible to receive an Award under the Plan shall be granted such number of Options, shares of Restricted Stock, Restricted Stock Units, or other forms of long-term compensation available under the Plan, as the full Board of Directors, in its sole discretion, shall determine;

(b) Additional Grants Upon Other Election or Appointment to the Board. In addition to the grant of Options or other Awards pursuant to Section 12(a) herein, the Committee shall have discretion to grant Awards to any non-employee Director who is appointed or elected to the Board of Directors at any time other than at the annual meeting of shareholders of the Corporation.

(c) Awards granted to non-employee directors may or may not have similar terms as Awards to employees.

13. Nontransferability of Awards

Awards shall not be transferable other than by will or the laws of intestate succession. An Option shall be exercisable during the Participant's lifetime only by him/her or by his/her guardian or legal representative on his/her behalf.

14. Restrictions on Awards

(a) The Administrator may impose such restrictions on any shares issued pursuant to the exercise of Options or the settlement of any Award granted hereunder as it may deem advisable, including without limitation restrictions under the Securities Act, under the requirements of the applicable stock exchange and under any Blue Sky or securities laws applicable to such shares. Notwithstanding any other Plan provision to the contrary, the Corporation shall not be obligated to issue, deliver or transfer shares of Common Stock under the Plan, or take any other action, unless such issuance, delivery, transfer or other action is in compliance with all applicable laws, rules and regulations (including but not limited to the requirements of the Securities Act or withholding tax requirements). The Administrator may cause a restrictive legend to be placed on any certificate issued pursuant to the exercise of an Option, the vesting of Restricted Stock or the settlement of an Award granted hereunder in such form as may be prescribed from time to time by applicable laws and regulations or as may be advised by legal counsel.

(b) The Administrator may postpone any grant, exercise, vesting or payment of any Award for such time as the Administrator in its sole discretion may deem necessary (i) to effect, amend or maintain any necessary registration of the Plan or shares of Common Stock issuable pursuant to Awards under the securities law; (ii) to permit any action to be taken in order to (A) list such shares of Common Stock or other shares of stock of the Corporation on a stock exchange if shares of Common Stock or other shares of stock of the Corporation are not then listed on such exchange or (B) comply with restrictions or regulations incident to the maintenance of a public market for its shares of Common Stock or other shares of stock of the Corporation, including any rules and regulations of any stock exchange on which the shares of Common Stock or other shares of stock of the Corporation are listed; (iii) to determine that such shares of Common Stock are exempt from such registration or that no action of the kind referred to in (ii)(B) above needs to be taken; (iv) to comply with any other applicable law, including without limitation, securities law; (v) during any such time the Corporation or any Related Corporation is prohibited from doing any such acts under applicable law, including without limitation, during the course of any investigation or under any contract, loan agreement or covenant or other agreement to which the Corporation or Related Corporation is a party; (vi) to otherwise comply with any prohibition on such acts or payments during any applicable blackout period; and the Corporation shall not be obligated by virtue of any Award Agreement or any other provision of the Plan to recognize the grant, exercise, vesting or payment of an Award or to grant, sell or issue shares of Common Stock or make any other payments under such circumstances. Any such

postponement shall not extend the term of the Award and neither the Corporation nor the Administrator shall have any obligation or liability to any Participant or to any other person with respect to shares of Common Stock or payments to which the Award shall lapse because of such postponement.

(c) Awards granted under the Plan to a Participant who is an employee shall either be subject to a minimum vesting period of three years (which may include installment vesting within such three-year period), or one year if vesting is based on performance criteria other than continued service; provided, however, that the Committee may provide for or permit acceleration of vesting of Awards in the event of a Participant's death, Disability, Retirement or other termination of service, or in the event of a termination of a Participant's employment in connection with a Change of Control if such termination of employment otherwise meets the requirements of paragraph 19 hereof.

15. No Right to Employment

Nothing in the Plan shall confer upon the Participant any right to continue in the employment or service of the Corporation or a Related Corporation, or to interfere in any way with the right of the Corporation or a Related Corporation to terminate the Participant's employment or service at any time for any reason whatsoever.

16. Amendment and Termination

The Plan may be amended, altered, suspended or terminated at any time by the Board of Directors of the Corporation; provided, that (a) approval of an amendment to the Plan by the shareholders of the Corporation shall be required to the extent, if any, that shareholder approval of such amendment is required by applicable law, rule or regulation, including, by way of illustration and not limitation, any amendment that would increase the number of shares of Common Stock that may be issued under the Plan; (b) except for acceleration in the case of a designated termination of service as set forth in Section 14(c), the Corporation may not, without obtaining shareholder approval, shorten or eliminate the minimum vesting time periods set forth in Section 14(c) herein related to (i) the general three-year minimum vesting period for employees or (ii) the one-year minimum vesting period for employees for performance-based vesting; and (c) except for anti-dilution adjustments made pursuant to

Section 5(c), the Corporation may not, without obtaining shareholder approval, (i) amend the terms of outstanding Options to reduce the Option Price of such outstanding Options; (ii) exchange outstanding Options for cash, for Options with an Option Price that is less than the Option Price of the original Option, or for other equity awards at a time when the original Option has an Option Price above the Fair Market Value of the Common Stock; or (iii) take other action with respect to Options that would be treated as a repricing under the rules of the principal exchange on which shares of Common Stock are listed.

The Committee may amend, alter, suspend, and/or terminate any Award granted under the Plan, prospectively or retroactively, but such amendment, alteration, suspension or termination of an Award shall not, without the written consent of the recipient of an outstanding Award, materially adversely affect the rights of the recipient with respect to the Award.

17. Withholding

The Corporation shall withhold all required local, state and federal taxes from any amount payable in cash with respect to an Award. The Corporation shall require any recipient of an Award payable in shares of Common Stock to pay to the Corporation in cash the amount of any tax or other amount required by any governmental authority to be withheld and paid over by the Corporation to such authority for the account of such recipient. Notwithstanding the foregoing, the Corporation may establish procedures to permit or require a recipient to satisfy such obligation in whole or in part, and any other local, state or federal income tax obligations relating to such an Award (but only up to the statutory minimum), by electing (the "election") to have the Corporation withhold shares of Common Stock from the shares to which the recipient is entitled. The number of shares to be withheld shall have a Fair Market Value as of the date that the amount of tax to be withheld is determined as nearly equal as possible to (but not exceeding) the amount of such obligations being satisfied. Each election must be made in writing to the Administrator in accordance with election procedures established by the Administrator.

18. Applicable Law

Except as otherwise provided herein, the Plan shall be construed and enforced according to the laws of the State of North Carolina.

19. Change of Control

(a) Unless the Committee determines otherwise at the time of grant and sets forth in the Award Agreement, in the event the Awards are assumed by an acquirer in accordance with (c) below and a Participant's employment or service is involuntarily terminated without Cause during the 24-month period following a Change of Control:

    (i) all Options, Restricted Stock and Restricted Stock Units outstanding as of the date of such Change of Control shall become fully vested and payable and, if applicable, exercisable, whether or not then vested or exercisable as of such termination of the Participant's employment or service; and

    (ii) all Performance Awards shall vest at target and be paid pro-rata based on completed days in the performance period, as of the date of Participant's termination of employment or service.

(b) Notwithstanding the foregoing, if the Committee reasonably determines, in good faith, prior to the Change of Control that such outstanding Awards will not be assumed as described in (c) below (such assumed Awards being referred to as "Assumed Awards") by the acquirer, the Awards shall immediately become full vested (at target for Performance Awards) and, if applicable, exercisable and payable. Additionally, in that case, in the event of or in anticipation of the Change of Control, the Committee in its discretion (i) may declare that some or all outstanding Options previously granted under the Plan shall terminate as of the date before or on the Change of Control without any payment to the holder of the Option, provided the Committee gives prior written notice to the Participant of such termination and gives such Participant the right to exercise his or her outstanding Options before such date or (ii) may terminate before or on the Change of Control some or all outstanding Options previously granted under the Plan in consideration of payment to the holder of the Option, with respect to each share of Common Stock for which the Option is then exercisable, of the excess, if any, of the Fair Market Value on such date of the Common Stock subject to the exercisable portion of the Option over the Option Price. The payment described in (ii) above may be made in any manner the Committee determines, including cash, stock or other property. In the event of or in anticipation of a Change of Control, the Committee in its discretion also may take such action to provide that all Restricted Stock and Restricted Stock Units outstanding shall become fully vested and payable and all Performance Awards shall vest and be payable pro rata as described above. The Committee may take the actions described in this Section 19(b), other than the accelerated vesting which applies to all outstanding Awards, with respect to some or all outstanding Awards or on an Award-by-Award basis, which actions need not be uniform with respect to all outstanding Awards.

(c) Assumed Awards must: (i) be based on securities which are traded on an established United States securities market, or which will be so traded within 60 days of the Change of Control; (ii) provide the Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under the original Award, including, but not limited to, an identical or better exercise or vesting schedule and identical or better timing and methods of payment; and (iii) have substantially equivalent economic value to the original Award (determined at the time of the Change of Control).

20. General Provisions

(a)   This Plan, insofar as it provides for Awards, shall be unfunded, and the Corporation shall not be required to segregate any assets that may at any time be represented by Awards under this Plan. Any liability of the Corporation or any person with respect to any Award under this Plan shall be based solely upon any contractual obligations that may be created thereto. No such obligation of the Corporation shall be deemed to be secured by any pledge of, or other encumbrance on, any property or assets of the Corporation or any Related Corporation.

(b)   Nothing in this Plan shall be construed to limit the authority of the Corporation to exercise its corporate rights and powers, including, by way of illustration and not by way of limitation, the right to grant Awards for proper corporate purposes other than under the Plan to any employee or to any other person, firm, corporation, association or other entity, or to grant Awards, or assume such Awards of any person, in connection with any acquisition, purchase, lease, merger, consolidation, reorganization, or otherwise, of all or part of the business or assets of any person, firm, corporation, association or other entity.

(c)   Notwithstanding any other provision hereof, the Committee may grant Awards in substitution for performance shares, incentive awards, stock awards, stock options, stock appreciation rights or similar awards held by an individual who becomes a key employee or non-employee director of the Corporation or a key employee of a Related Corporation in connection with a transaction described in Section 424(a) of the Code (or which would be so described if the substitution or assumption under that Section had occurred) with the Corporation or a Related Corporation. Notwithstanding any other provisions of this Plan (other than the limitations of Section 5), the terms of such substitute Awards shall be as the Committee, in its discretion, determines is appropriate.

(d)   Dividends and dividend equivalents, if any, on unearned or unvested performance-based Awards shall not be paid (even if accrued) unless and until the underlying Award (or portion thereof) has vested and/or been earned. Such dividends or dividend equivalents may be paid currently or may be credited to a Participant's account. Any crediting of dividends or dividend equivalents may be subject to such additional restrictions and conditions as the Administrator may establish, including reinvestment in additional shares of Common Stock or share equivalents. Notwithstanding the other provisions herein, any dividends or dividend equivalent rights related to an Award shall be structured in a manner so as to avoid causing the Award and related dividends or dividend equivalent rights to be subject to Code Section 409A or shall otherwise be structured so that the Award and dividends or dividend equivalent rights are in compliance with Code Section 409A.

IN WITNESS WHEREOF, this 2015 Equity Incentive Plan has been executed in behalf of the Corporation as of the 17th day of February, 2015.

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